UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

■ Form C: Offering Statement
☐ Form C-U: Progress Update
   Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Quantm.One, Inc.

Legal status of Issuer:

> *Form:*
>
> C Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> December 18, 2017

Physical Address of Issuer:

5 Upper Newport Plaza
Newport beach, CA 92660

Website of Issuer:

www.quantmre.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount:

April 20, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$212,006	$179,827
Cash & Cash Equivalents	$103,673	$21,167
Accounts Receivable	$-	$77
Short-term Debt	$255,221	$911,037
Long-term Debt	$-	$-
Convertible Notes	$207,605	$25,000
Revenues/Sales	$32,946	$8,006
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($194,310)	($414,626)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 25, 2022

Quantm.One, Inc.



Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

Quantm.One, Inc ("**QuantmRE**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 20, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000

Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.QuantmRE.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/quantmre

The date of this Form C/A is March 25, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Quantm.One, Inc., is a Delaware corporation incorporated on December 18, 2017 doing business as QuantmRE

The Company's business address is 5 Upper Newport Plaza, Newport Beach, CA 92660.

The Company's website is www.quantmre.com.

The Company is headquartered in California but conducts business throughout the United States through its website.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/quantmre and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$100,000
Offering Deadline	April 20, 2022
Use of Proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 50.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

\+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Recent Resignation of Chief Financial Officer
Effective December 20, 2021, Robert Barr resigned as the Company's Chief Financial Officer in order to concentrate on other ventures. The Company has appointed Mr Charles Tralka, a technology and real estate veteran, as its interim CFO.

2

Control by Management

As of October 31, 2021, the Company's directors, officers and advisors own approximately 66% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 66% of the outstanding Common Stock Shares of the Company, none of the Preferred Stock and approximately 66% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We originate Home Equity Agreements. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Agreements. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. As further described herein, the COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets. On March 13, 2020, then-President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act (the "Stafford Act"), which permits the use of up to $50 billion of Federal Emergency Management Agency ("FEMA") funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans and gives the Secretary of Health and Human Services emergency authorities to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 (the "American Rescue Plan"), which provides approximately $1.9 trillion in funds to assist with the United States' recovery from the economic and health effects of the COVID-19 pandemic, bolster the economy and provide aid to millions of Americans. Among other things, the legislation includes a third round of direct payments to a large majority of American taxpayers, provides for any student loan forgiveness passed between December 31, 2020, and January 1, 2026 to be tax-free, provides additional assistance to low-income families, and lowers the cost of health insurance and increases availability, covering the entire COBRA premium from April 1, 2021 through September 30, 2021 for Americans who have lost a job or had their hours cut. The legislation also includes approximately $45 billion in rental, utility and mortgage assistance. The Small Business Administration will be allocated approximately $25 billion for a new grant program for restaurants and other food and drinking establishments, and another $1.25 billion for the Small Business Administration's Shuttered Venue Operators Grant program. The legislation includes approximately $7.25 billion in additional funds for PPP (as defined below) and allows more nonprofits to apply, including those groups that engage in advocacy and some limited lobbying. The Centers for Disease Control and Prevention will receive approximately $7.5 billion to track, administer and distribute COVID-19 vaccines. Approximately $46 billion is allocated for diagnosing and tracing coronavirus infections, and approximately $2 billion for purchasing and distributing various testing supplies and personal protective equipment.

The Federal Reserve has taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. In addition, beginning in March 2020, the Federal Reserve, in conjunction with the United States Treasury, announced an extensive series of measures to provide liquidity and support the economy, including but not limited to: open market purchases of certain securities; establishment of the Primary Dealer Credit Facility; establishment of the Primary Market Corporate Credit Facility for new bond and loan issuance, the Secondary Market Corporate Credit Facility to provide liquidity for outstanding corporate bonds, and the Term Asset-Backed Securities Loan Facility ("TALF") to support the flow of credit to consumers and businesses via asset-backed securities; facilitating credit to municipalities by expanding the Money Market Mutual Fund Liquidity Facility and the Commercial Paper Funding Facility; supporting the Small Business Administration's Paycheck Protection Program (the "PPP"), a program that provides loans to small businesses so that they can keep their employees on the payroll, by supplying liquidity to participating financial institutions through term financing backed by PPP loans; and encouraging credit flows to small and mid-sized businesses with the purchase of up to $600 billion in loans through the Main Street Lending Program. Central banks in Europe, the United Kingdom ("UK") and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

The COVID-19 outbreak has led to severe disruptions in the global supply chain, capital markets and economies, and those disruptions will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures (including those under the

Stafford Act declaration summarized above) put in place by global governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms, among others) to contain or mitigate its spread have adversely affected economic conditions and capital markets globally (and, in certain cases, have caused a near total cessation of non-essential economic activities), and have led to historic volatility in the financial markets. There can be no assurance that such measures or other measures implemented from time to time will be successful, or for how long such measures will be in place.

In addition to these general concerns, investors should consider what effect, if any, the COVID-19 outbreak, as well as the resulting recession or any further economic downturn may have on the Company and its ability to achieve its objectives.

The long-term impacts of the social, economic and financial disruptions caused by the COVID-19 outbreak are unknown. While the U.S. Federal Reserve, the U.S. government and other governments have implemented unprecedented financial support or relief measures in response to concerns surrounding the economic effects of the COVID-19 outbreak, the likelihood of such measures calming the volatility in the financial markets or preventing a long-term national or global economic downturn cannot be predicted. It is also unclear whether future economic shutdowns will be required in response to the development of a seasonal spread of COVID-19, including variants thereof, or other similar infections. President Biden also announced a coronavirus task force that is considering various actions to address the pandemic, and the Biden administration may implement new measures that will affect businesses and the economy.

Over the course of 2021 and early 2022, different variants of COVID-19, including the "Delta variant" and "Omicron variant," have proliferated, including in areas with higher adult vaccination rates. Due to the emergence of the Delta variant and Omicron variant, state and local governments have reinstated various mitigation measures. It is unclear how widespread the impact of the Delta variant and Omicron variant may be or how long any additional mitigation measures will remain in effect, and whether other, more contagious or deadly, variants may emerge. There can be no assurance as to the effects such circumstances may have on economic conditions, which may adversely impact the performance of the Company.

If these conditions persist or in the event of additional COVID-19 or other coronavirus outbreaks, it is unclear whether the same mitigation or containment measures taken by various governments (including at the federal, state and local level) or businesses described herein will be continued or reimplemented in other jurisdictions and the degree to which such measures will be applied, or if different measures will be implemented, and it is uncertain what impact such measures will have on the national or global economy. In addition, it is uncertain as to the degree to which certain businesses and activities will return as lockdowns and other mitigation or containment measures are reimplemented or eased or if further COVID-19 outbreaks continue or other coronavirus outbreaks occur, which could exacerbate the effect of the pandemic. There is little certainty as to when the COVID-19 outbreak will peak or when it will abate, or when and to what extent the United States economy will recover from the disruption caused by the COVID-19 outbreak. Even if the number of new cases reaches a plateau or begins to decline, the effects of the outbreak will continue for an indefinite period of time, and another outbreak may occur at a later time. While certain vaccines have been approved recently by the Federal Drug Administration and the regulatory authorities of other countries and the initial phases of distribution of these vaccines has begun, it remains uncertain when the use of the vaccines will have the effect of reducing COVID-19 infection rates and hospitalization levels, how much of the eligible population will get vaccinated or when national or global economies will improve.

Any of the circumstances concerning COVID-19 described above or elsewhere in this Form C/A could have an adverse impact on the Company and its overall objectives.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Agreement may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Agreement would recover an amount less than such original investment amount.

The Company's platform and Home Equity Agreements may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Agreement which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Agreements.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Agreements is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C/A and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Agreements, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan and Charles Tralka, are principals of other entities which provide loan origination and servicing, Home Equity Agreement origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

Home Equity Agreements may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Agreements may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Risk of related party transactions

The Company intends to use $25,000 of the proceeds from this Offering to satisfy a portion of the $125,000 in outstanding debt owed to Own Home Finance PBC, an entity that is majority owned by David Sterlitz.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C/A, the Company engaged in a "testing the waters" campaign permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters"

No Secondary Market

Although the Company plans to seek to list its shares and potentially other assets on a secondary trading system or exchange, there is no assurance that any such listing will actually take place or that the Company's securities offered will be eligible for trading, transfer or sale. Even if the Company's securities are listed for secondary trading, there is no guarantee that there will be an active trading market. Furthermore, to the extent that the securities are issued as and represented by a digital token, such tokens pose risks unique to digital assets, such as continued adoption, government regulations, security risks, irreversible transactions, cyber-attacks, loss of private keys, hacking, system failures and exchange failures.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors' commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and

hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s). A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreement is not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Agreement receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non-owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company is developing a secondary trading platform and marketplace which is being built upon a suite of blockchain-based technologies leveraging the Algorand Protocol that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractional interests in individual Home Equity Agreements. The technologies powering the proposed secondary trading platform and marketplace have been designed to enable the economic interests in each Home Equity Agreement to be fractionalized and tokenized. These units may potentially then be offered for sale by the owner and/or original investor in the HEAs on a future trading platform or marketplace created by the Company. The value of each Home Equity Agreement will be recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. This secondary trading platform and marketplace has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

QuantmRE's proposed secondary trading platform and marketplace will require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. A portion of the proceeds of this Offering will be used for this purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements will be limited.

Problem- Traditional access to home equity requires taking on more debt.

In 2021, according to a report by Attom Data Solutions, almost 18 million homeowners were 'equity-rich', meaning that the combined estimated amount of loans secured by those properties was 50 percent or less of their estimated market value. In the United States, total home equity hit a record $23T in 2021. However, home equity generally is an illiquid, non-financial asset. It can't easily be used to buy goods or services.

The problem for all homeowners is that the only way to access their equity is to take on more debt. At a time when many families need funds more than ever, there needs to be an alternative financial tool for homeowners who are house rich and cash poor and are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Solution- Home Equity Agreements

QuantmRE is a real estate finance platform that enables qualifying homeowners to get a cash lump sum from their equity with no monthly payments, no interest and no added debt. This solves a major problem for homeowners who want to get cash from their home equity with no extra debt.

QuantmRE originates Home Equity Agreements with homeowners on behalf of investors. A Home Equity Agreement is an equity-based solution. It is not a reverse mortgage, it's not a loan and it's not a line of credit. People who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement and get a cash lump sum from their home equity, again with no interest and no monthly payments. The homeowner has up to thirty years to sell their home or to refinance the agreement.

Our goal is to help unlock hundreds of millions of dollars of equity for homeowners, providing them with much-needed cash with no interest, no monthly payments and no added debt.

Revenue generating with a highly scalable product

We currently generate origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Agreement.

We anticipate being able to charge an additional 'gain on sale' for Agreements that we originate in addition to the fees paid by the Homeowner. This may increase our overall potential earnings to approximately 5-7.5% of the cash value of each completed Home Equity Agreement.

Platform Revenues

Built on blockchain technologies and leveraging the Algorand protocol, QuantmRE's secondary trading platform and marketplace is being designed to enable tokenized fractional interests in Home Equity Agreements to be bought and sold, giving investors a smarter way to invest in US residential homes and delivering potential revenue streams from the following current and planned activities:

- Annual membership fees
- Technology fees to buy, sell and trade units in tokenized Home Equity Agreements
- Portfolio modelling

- Real time real estate transaction data
- Portfolio balancing

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Agreements	Equity sharing investment contracts referred to as Home Equity Agreements	$23T Total Addressable Market

We originate Home Equity Agreements on behalf of investors and other capital sources that wish to get exposure to this previously untapped asset class. We act as the platform that links homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments driven by residential real estate equity. The QuantmRE platform has been designed to make home equity accessible, investible and tradable.

Equity Freedom for Homeowners

The homeowner receives cash, they maintain all rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the agreement. During the agreement period, which may be as long as 30 years, the homeowner does not have to pay any interest, there are no monthly payments and there is no added debt. At a time when many families need more funds more than ever, Home Equity Agreements can provide a much-needed source of capital for homeowners who are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Invest in US residential real estate without being a landlord

Leveraging the Algorand Protocol, the technology behind QuantmRE's proposed secondary trading platform and marketplace has been designed to enable homeowners to sell, and investors to buy a portion of the equity in single family residential homes. Our longer-term objective is to enable a wide range of investors to fund these transactions, and to create a secondary market for fractionalized Home Equity Agreements, giving investors the chance to build, model, manage and trade personalized portfolios of this previously untapped asset class.

GENERAL STANDARDS FOR HOME EQUITY AGREEMENTS

Home Equity Agreement Example

Home Equity Agreements help homeowners access a portion of their home wealth without having to borrow against their property and avoid making monthly payments. A Home Equity Agreement is a real estate investment transaction, in the form of a secured agreement between a homeowner and the investor, which allows the homeowner to access a portion of their home wealth. Under the terms of the agreement, the homeowner receives a cash payment from the Investor and the Investor receives potential upside returns with built-in short and long term downside protection. Investor may also receive an assignment of all or a portion of the economic benefit under the homeowner's title insurance policy. This is to protect the Investor against loss in the event there are defects with title to the property.

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The amount of cash paid to the homeowner (the "**Option Premium**") will be determined based on a number of factors, which include -without limitation, the following: 1) the amount of cash requested by the homeowner; 2) the homeowner's intended use of the cash, 3) the amount of the homeowner's equity; and 4) the percentage of the future value of the home that the homeowner will share with the Investor. During the term of the agreement, the homeowner will continue to live in the home and will be obligated to continue to pay all ongoing expenses such as any mortgage payments, property taxes, insurance (as applicable) and the cost to maintain and repair the property. Upon termination of the agreement (the "**Settlement Date**"), which may include the earlier of: 1) the sale of the property; 2) the death of the last surviving spouse; 3) an uncured default; 4) the owner exercises their right to cash settle the agreement; or 5) up to 30 years from the date of the origination of the agreement, the settlement amount will be calculated and will be due and payable to the Investor.

For illustrative purposes only, a property could have an initial fair market value of $1 million. The property could qualify for an Option Premium of $100,000, representing 10% of the current value of the home.

In this case the equity share multiplier would be 1.6x the original investment percentage (resulting in a 16% share).

If the property appreciated in value by $250,000 to $1.25 million when the agreement was terminated, the Investor would be entitled to $200,000 (i.e. a 16% share of $1,250,000). The property owner would be entitled to $50,000 of the appreciation, or a total of $1,050,000 including the total sales value.

Assuming there was no mortgage on the property, the allocation of settlement amounts would be as shown below

5 Year Home Equity Agreement – Example	End of Term*
Beginning Home Value	$1,000,000
Ending Home Value	$1,250,000
Total Appreciation	$250,000
Proceeds to Investor - 16% of Home Value	$200,000
Original Option Premium Paid to Homeowner	$100,000
Gross Profit to Investor	$100,000
Approximate IRR to Investor (excluding fund management Fees)*	
IRR at 4 Years	18.00%
IRR at 5 Years	14.87%
IRR at 6 years	12.25%
Sale Proceeds to Homeowner	$1,050,000
Original Option Premium Paid to Homeowner	$100,000

Total amount to Homeowner upon sale of home $1,150,000

*These examples assume *the Home Equity Agreement terminates at year 4, 5 or year 6 and the property appreciation is approximately four percent (4%) per year.*

The beginning home value may be based on an appraisal, an Automated Valuation Model, or any combination.

The ending home value may be based on an appraisal, an Automated Valuation Model, or any combination, or the actual sales price of the homeowner's property. The change in the value of the property is determined by subtracting the ending home value from the beginning home value. In all cases, the transaction is settled in cash.

Prior to the termination of the Home Equity Agreement, each homeowner will have the option to settle the contract at any time and remain in their home.

Home Equity Agreements will generally consist of the following: (i) an HEA Purchase Agreement Summary of Key Terms and Disclosure Statement; (ii) the HEA Purchase Agreement; (iii) a Covenant Agreement (iv) a Deed of Trust and Security Agreement; and a (v) a Memorandum of Agreement.

Home Equity Agreements may be changed or modified in form or substance in order to respond to market conditions, demands, or as otherwise deemed to be appropriate in the best interests of the Investor.

Terms of Home Equity Agreements

The Settlement Date of a Home Equity Agreement will normally be tied to the earlier of: (i) the sale or transfer of the property; (ii) the last surviving owner of the property dies; (iii) a breach of the agreement that is not cured by the property owner; (iv) the owner exercises their right to cash settle the agreement; or (v) up to thirty (30) years from the date in which the agreement is entered.

Upon maturity of the Home Equity Agreement, the transaction will terminate and the final Settlement Amount Due (as defined below) will be calculated and due and payable to the Investor. If necessary, the Investor shall have the right to force the sale of the property, including exercising the Investor's right to foreclose on the property. A homeowner may elect to terminate the contract prior to the Settlement Date for a wide range of personal reasons, which include, without limitation, the death of one of the homeowners, health related issues, the desire to downsize to a smaller home, the desire to move or relocate and the inability to manage or afford to maintain the property.

Home Equity Agreements Fair Market Value

The fair market value of a Home Equity Agreement (the "**HEA Fair Market Value**") shall be equal to the Settlement Amount Due.

Settlement Amount Due is defined as the Investor's portion of the future home price movement on the homeowner's property from the date of origination of the Home Equity Agreement to the date of valuation (calculated based on the contractual cash settlement value the Investor would receive assuming the contract was terminated on the date of valuation) + Option Premium paid to the Homeowner.

The HEA Fair Market Value for each Home Equity Agreement will be calculated on a monthly basis and will be used by the Company to calculate the Token Price in QuantmRE's proposed secondary trading platform and marketplace. The HEA Fair Market Value represents the actual contract value owed to the Investor by the homeowner as of the date of valuation.

Limitations of Home Equity Agreements

Home Equity Agreements (or the Investor's interest in a Home Equity Agreement) will generally not exceed the greater of (a) $500,000 in principal. However, these limitations may change at any time to reflect current market conditions.

Investments in Home Equity Agreements will be secured by a deed of trust (or mortgage) and security agreement on the properties. The Investor may enter into a Home Equity Agreement on a property and agree to take an additional security interest on another property as additional collateral to ensure performance on the Home Equity Agreement.

Market Value Analysis

The Company will use, either on their own or in combination, estimates from a third-party appraisal, in-house appraisal, broker price opinions, in-house research and data provided by third parties and automated valuation models (AVM) to provide real estate property valuations which will be used when we calculate the Initial Home Value of the property that is subject to a Home Equity Agreement.

Escrow Conditions

Home Equity Agreements are funded through an escrow account handled by a qualified title insurance or an escrow company. The escrow agent is instructed not to disburse any funds until the following minimum conditions are met:

(a)   All Home Equity Agreement documents have been signed by the appropriate parties and insurance coverage has been obtained with the Investor named as the payee and beneficiary or additional loss insured, as applicable. In the event the Investor purchases a Home Equity Agreement, the Investor shall receive assignments of all beneficial interest in any documents related to the Home Equity Agreement purchased by the Investor. Investments in Home Equity Agreements will be held in the name of the Investor.

(b)   Satisfactory confirmation that the following documents have been confirmed to be properly recorded; The Memorandum of Agreement, The Deed of Trust and Security Agreement and request for Notice of Default.

(c)   Satisfactory homeowner and fire insurance has been obtained, which insurance shall name the Investor as loss payee in an appropriate amount based upon the replacement cost of the home and any improvements on the property.

(d)   The homeowner's three-day cancelation right has expired.

Certain legal aspects of home equity agreements

(a)   Each of the Investor's Home Equity Agreements will be secured directly or indirectly by a deed of trust. A deed of trust formally has three parties: a debtor-trustor, a third-party grantee called the "trustee," and the lender-creditor called the "beneficiary." The trustor grants the property, irrevocably until settlement of the Home Equity Agreement, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Investor will be the beneficiary under all deeds of trust securing Home Equity Agreements.

(b)   Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power-of-sale provision in the deed of trust. Prior to such sale, in the case of a first lien residential mortgage, the lender or mortgage servicer must provide for a foreclosure avoidance assessment 30 days before recording a notice of default. In any event, and prior to such sale, the trustee must then record a notice of default and send a copy to the trustor, to any person who has recorded a request for a copy of a notice of default and notice of sale, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust. If the default is not cured in accordance with the notice period as defined by the applicable state law, then prior to the trustee's sale (usually 21 days), notice of sale must be posted in a public place and published once a week over such period. Some states require that a copy of the notice of sale must be posted on the property, and sent to the trustor, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust before the sale. The trustor or any person having a junior lien or encumbrance of record may, prior to the date of a scheduled foreclosure date, cure the default by paying the entire amount of the debt then due, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorney's and trustee's fees. Following the sale, neither the debtor-trustor nor a junior lien holder has any right of redemption, and the beneficiary may not obtain a deficiency judgment against the trustor.

(c)   A judicial foreclosure (in which the beneficiary may obtain a deficiency judgment where otherwise available) sometimes requires up to several years to complete. Following a judicial foreclosure sale, the trustor or his successors in interest will have certain rights to redeem the property for one (1) year, unless the creditor waives any right to a deficiency. The Investor generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where such a remedy is warranted in light of the time and expense involved.

Future Trading- A secondary market for Home Equity Agreements

We plan to use some of the proceeds from this Offering to continue the development and build out of our secondary trading platform and marketplace. Built on blockchain technologies and leveraging the Algorand protocol, it has been designed to give investors a smarter way to invest in US residential homes. This includes seeking regulatory approval for the exchange, which will require significant time and expense.

QuantmRE's platform will potentially enable Home Equity Agreements to be fractionalized into smaller units represented in a tokenized format. These units will be offered to investors, enabling them to build, model, manage and potentially trade their own portfolio of investments in the equity in individual residential properties.

Note: The secondary platform has not been approved or authorized and will require approval from federal and state regulators and non-regulatory bodies prior to commencement. The Company anticipates this could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited. The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Peer to Peer transactions

Once the QuantmRE platform has been established and trading volumes begin to grow, QuantmRE plans to enable homeowners to raise capital directly from investors, on a peer-to-peer basis. Part of the proceeds from this Offering will be used for the technological build required to enable a homeowner to offer their home equity to potential purchasers who can transact with the homeowner via the platform, without the need for another capital source. This direct investment model will enable us to offer a more diversified range of Home Equity Agreements which will also be fractionalized and traded on QuantmRE's secondary trading platform. This platform will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the ability to use peer to peer funding for Home Equity Agreements could be limited.

Traction-Over $6M capital paid out to homeowners. $40M+ pipeline

Building on an effective, scalable online and offline marketing strategy, we have been able to originate contracts, generate revenues, arrange for the payment of capital to homeowners, and grow the business month by month. These transactions represent Home Equity Agreements that have been originated by the Company on behalf of its capital partner as well as transactions that have been brokered to other Home Equity Agreement companies.

We have generated over $100,000 in gross origination fees* this year (as of November 2021) and we have over $40M of Home Equity Agreement applications in our customer pipeline.

* Gross origination fees is the total amount of origination fees paid by the homeowner when the Home Equity Agreement is completed. QuantmRE receives a 50% share of the gross origination fees for HEAs it originates that are completed with other HEA product companies. QuantmRE receives 100% of the Gross origination fees for HEAs it originates for investors. During 2021 all of the HEAs QuantmRE originated were on behalf of other HEA companies. Revenue figures quoted in this section are unaudited.

Customers

Our customers fall into three main categories:



Unable to qualify for a loan
Unwilling to take on more debt
Asset diversification, Entrepreneurs

The homeowner can use the funds for any purpose. The following scenarios show how QuantmRE's debt-free Home Equity Agreements can be used to provide short term solutions, or to implement a longer-term financial strategy.



Generate Income
Eliminate Debt
Diversify Investments
Homeowner Uses
College Tuition
Estate Planning
Long Term Care

Market Opportunity

Housing represents the one of the largest sectors of the US and world economies. In the US, between 15-18% of GDP is attributed to housing related activities, from employment, consumption, construction and financing. Over time, the price performance of single-family residences has typically tracked or slightly outperformed inflation, i.e., generating a 4.2% annualized return over the last fifty years. For example, according to U.S. Census figures, the median valued home in the US in 1940 adjusted for inflation (in year 2000 dollars) was $30,600. At the end of Q4 2019 the median sales price of a house in the US was $324,500.

Tapping into a rapidly growing $23T addressable market

Almost 18 million homeowners in the US are 'house rich' - their homes have 50% or more equity. In the United States in 2020, total home equity hit a record $23 Trillion.



Image: 2020 Equity Rich Properties by ZIP. Source: Attom Data Solutions

We are currently focused on originating Home Equity Agreements in California and will use part of the proceeds of this Offering to expand the number of states where we operate.

Leveraging direct-to-consumer marketing and existing channel partnerships, we are aiming to achieve $50M in originations over the next 12-18 months.

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.

Our social media advertising strategy provides an efficient, highly scalable method of new customer acquisition.

Competition

Our main competitors for Home Equity Agreement originations are Unison, Point Digital Finance, Unlock, Hometap and Noah, who are backed by a combination of major venture capital firms, institutional investors, insurance and endowment funds. These investors buy Home Equity Agreements to gain efficient and cost-effective exposure to residential real estate without the costs and friction of physical ownership.

None of these companies allow retail investors to invest in Home Equity Agreements.

The QuantmRE platform has been designed to provide this same attractive asset class to smaller investors at an investment level that makes sense for homeowners and retail investors alike.

We also compete with online platforms, such as Lofty.ai, Fundrise, RealtyMogul, CrowdStreet and other real estate crowdfunding sites who offer real estate investment opportunities to retail investors.

We alone, however, are potentially providing the opportunity for secondary market liquidity and the ability to buy and sell fractionalized equity in single family homes via tokenized Home Equity Agreements.

Home Equity Agreement Company	Investors	Available to retail Investors	Secondary Marketplace (proposed)	Leverages Blockchain Technologies	Capital Invested (estimated)	Capital Commitments (estimated)
QuantmRE	XSQUARED VENTURES, Algorand	✓	✓	✓	$2.2M	TBC
unison	citi VENTURES, RBC, F-PRIME, Fidelity	✗	✗	✗	$40M Series B	$1.2 Billion (estimated)
POINT	ANDREESSEN HOROWITZ, Bloomberg, Prudential	✗	✗	✗	$37M	$1B+ (estimated)
hometap	AMERICAN FAMILY VENTURES, G2O, GENERAL CATALYST	✗	✗	✗	$32M	$100 Million (estimated)
Noah	USV, techstars	✗	✗	✗	$6M	$150+ Million (estimated)
unlock	SALUDA GRADE	✗	✗	✗	VC Funding TBC	TBC

Key Differentiators:

- QuantmRE is the only platform designed to provide institutional and individual investors with access to fractionalized Home Equity Agreements in owner-occupied residential real estate

- The only platform aimed at providing secondary market trading for fractionalized Home Equity Agreements

- QuantmRE is not tied to specific capital sources - offers a wider product range to homeowners

Details of our three closest competitors:

Point Digital Finance

Point was founded in Palo Alto in 2015. The company raised $3 million of venture funding from SV Angel, Grey Wolf VC, Montage Ventures, Greylock Partners, Bloomberg Beta, Ribbit Capital and Andreessen Horowitz on January 22, 2015, putting the pre-money valuation at $9.86 million. In September 2016, while still an early stage company, they raised $8.4M valuing the company at $31.08M post-investment. In March 2019 Point raised $122 million of Series B venture funding in a deal led by Prudential Financial and DAG Ventures. Bloomberg Beta, Andreessen Horowitz, Ribbit Capital, Financial Venture Studio, Enterprise Community Partners, Keri Findley and Kingsbridge Wealth Management also participated in the round. The total capital Point has raised to date is $137M. source: https://pitchbook.com/profiles/company/110137-96

In August 2021 Point Digital Finance announced that it had secured $1 Billion in capital commitments to fund Home Equity Agreements.

In September 2021 Point announced the first-ever securitization backed solely by residential Home Equity Investment agreements. This transaction issued about $146 million of securities backed by Home Equity Agreements.

Hometap

Hometap was founded in 2017 and raised $2.5 million of seed funding from General Catalyst Partners and other undisclosed investors. While still a pre-revenue start-up, the company raised $12 million of Series A venture funding in a deal led by G20 Ventures. American Family Ventures, Pillar Companies and General Catalyst Partners also participated in the round. In December 2019 Boston-based Hometap, which is less than two years old, raised a $100 million Series B to give people a way to borrow against the equity in their homes without taking out loans. Or as its name implies, it offers homeowners a way to "tap" into their home equity by taking on an investor in their property. New investor ICONIQ Capital led the financing, which also included current investors General Catalyst, G20 Ventures, Pillar Ventures and American Family Ventures, the venture arm of AmFam Insurance. Hometap says it has raised a total of $130 million since its inception in January 2018. Source: https://pitchbook.com/profiles/company/228966-67

Noah

The company raised $240,000 of seed funding in the form of convertible debt from Breega Capital on September 1, 2017. Previously, the company raised $1 million of seed funding from Techstars, Kima Ventures and Eric Di Benedetto on April 25, 2017, putting the pre-money valuation at $7.65 million. Nathan Blecharczyk, Alex Iskold, Greg Schroy and Tokyo Founders Fund also participated in the round. In Sept 2019 they raised $5M series A from Techstar Ventures and Union Street Ventures.

Customer Base

QuantmRE has unlocked millions of dollars for its homeowner customers – a combination of owner-occupiers and owners of investment properties across the US who have been able, through QuantmRE, to access the equity in their homes via a Home Equity Agreement.

A Home Equity Agreement (HEA) is not a mortgage, a home equity line of credit (HELOC) or a reverse mortgage. With an HEA, the homeowner can receive a cash lump sum with no interest, no monthly payments and no added debt.

QuantmRE's real estate marketplace enables investors to gain exposure to the potential appreciation in prime residential real estate – the equity in residential homes – which is an untapped, multi-trillion dollar real estate asset class in the US.

We market our Home Equity Agreements:
* Direct to the homeowner (via on-line and off-line marketing)
* Via channel partnerships (such as realtors, real estate education companies, loan modification companies, debt settlement companies, mortgage loan originators, CPAs, investment advisors).

We intend to market our secondary trading platform and marketplace:
* Direct to the investor (via on-line and off-line marketing)
* Via channel partnerships (such as financial planners and investment advisors).

Intellectual Property

All of the Intellectual Property and Trademarks listed below are owned by the Company.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/ Organization
Application # 62740419	Provisional	**SECURITIZED TRADING PLATFORM AND METHOD**	10/03/2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country

87/915965	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate. Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer software for use in managing cryptocurrency and block chain data in association with fractional real estate investments.	QuantmRE	05/10/2018	Provisional	USA

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated in March 27, 2019) between the Company and Own Home Finance PBC, the Company purchased the following Intellectual Property:

Description:

A combination of copyrights, general industry know-how, valuation methodologies, distribution methods, sales methods, contract origination and production processes relating to the origination, sales, marketing and funding of Home Equity Agreements.

Under a Contribution and License Agreement dated July 10, 2019, the Company purchased the following Intellectual Property from Barastone Corp.

Description:

- Home Equity Agreements (HEAs) contract components, which are equity based contracts which allow homeowners to unlock a portion of their home wealth while maintaining full ownership rights and privileges of their home. These proprietary contracts provide investors with enhanced real estate returns, downside protection and the ability to generate positive returns in flat or declining markets

- The components of the HEA are:

  - HEA Offer Selection Grid
  - HEA Offer Letter and Illustration
  - HEA Disclosure and Key Terms
  - HEA Homeowner Questionnaire
  - HEA Purchase Agreement
  - HEA Purchase Covenant Agreement
  - Deed of Trust and Security Agreement
  - Memorandum of Agreement

- Technology and techniques to originate, analyze, value, price and trade individual and pooled HEAs.

- Monte Carlo simulation models for analyzing and modeling various structured real estate transactions.

- Methodology for calculating monthly stated value and fair market values for management and performance fee calculations when HEAs are traded individually or held within a fund or managed account structure.

- Methodology for calculating impact of mobility and mortality on HEA pools utilizing external data services.

- Methodology for projecting returns for HEAs using third party automated valuation model ('AVM') data.

- Technology to value and report to investors the value of HEAs using stated value and fair market value.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

In addition, the Company's secondary trading platform and marketplace will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates this will be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$32,100
Sales & Marketing	33.00%	$8,250	33.00%	$176,550
Legal and Regulatory	20.00%	$5,000	15.00%	$80,250
Technology Development	25.00%	$6,250	25.00%	$133,750
Working Capital	16.00%	$4,000	21.00%	$112,350
Total	100%	$25,000	100%	$535,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

The Company intends to use $25,000 of the proceeds from this Offering to satisfy a portion of the $125,000 in outstanding debt owed to Own Home Finance PBC, an entity that is majority owned by David Sterlitz.

Sales and Marketing
We anticipate that approximately one third of the Company's expenses for the next 12 months will be spent on sales and marketing to build the company's brand and secure home equity agreement originations. This capital will be used to pay for marketing and advertising to drive potential homeowner customers through our website, as the origination fees from completed Home Equity Agreements is a source of immediate income to the Company.

Legal and Regulatory

We anticipate that the Company will have material expenses for the next 12 months that will be incurred by way of legal and other regulatory fees relating to the development and licensing of the Company's proposed secondary trading platform and real estate marketplace.

Technology Development

Over the coming 9-12 months, the Company also intends to use the proceeds of this Offering to complete the build of its secondary trading platform and marketplace and gain the required regulatory approvals to enable fractionalized interests in Home Equity Agreements to be traded.

Working Capital

Approximately one quarter of the proceeds from this Offering will be used for general working capital requirements. The Company intends to use $25,000 of the proceeds from this Offering to satisfy a portion of the $125,000 in outstanding debt owed to Own Home Finance PBC, an entity that is majority owned by David Sterlitz.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Matthew Sullivan	Chief Executive Officer, Secretary and Director	See below	56
Charles Tralka	Interim CFO	See below	57

Biographical Information

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm.One, Inc in December 2017 and is the visionary behind the QuantmRE Platform. He has served as the Company's full-time CEO since the Company's launch in December 2017. He is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission. He is also the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund that was established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the

South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Charles Tralka: Interim Chief Financial Officer

Charles 'Chuck' Tralka is the Company's interim Chief Financial Officer and was appointed on December 20, 2021. His role is to oversee the Company's financial activities, including being responsible for the finance and accounting professionals who perform operational functions, and to serve in a strategic advisory role for the CEO. Chuck is actively involved as a partner at his real estate firm GCA Equity Partners, LLC and is working with the Company as its interim CFO on a part-time bass. Chuck is a former high-technology executive and real estate investor. During his high-tech career he served in various roles at Altera Corporation, Aptix, Inc., QuickLogic Corporation and Xilinx, Inc. He moved to full time real estate investing in 2011 when he joined GCA Equity Partners, LLC. As a partner there, since 2011 he has facilitated the launch of four investment funds focused on real estate development and construction, along with direct investments in a number of other individual projects. More recently, has been working with his partners to acquire, develop and construct projects for GCA's own portfolio. He holds a BSEE degree from the University of California at Davis.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 4,000,000 shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,203,965 shares of Common Stock and 11,453 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,203,965
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05%

Type	Preferred Stock
Amount Outstanding	11,453
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.95%

Type	CrowdSAFE Agreement with Algorand Cayman SECZ
Date of Agreement	March 17, 2021
SAFE Units Outstanding	200,000
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05% assuming the SAFE Units convert to Common Shares

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
Date of Agreement	September 30, 2020
SAFE Units Outstanding	182,604
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05% assuming the SAFE Units convert to Common Shares

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Convertible Note
Creditor	Mr. Russell Miculich
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	The Notes will convert at the lower of (i) an implied equity valuation of $8 Million or (ii) at a 15% discount to the closing price per share of the valuation used in connection with a qualifying equity round of a minimum of $2 million.
Maturity Date	December 31, 2022
Date Entered Into	11.7.2019

Type	Unsecured Promissory Note
Creditor	Mr. Gautam Desai
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	December 31, 2020
Date Entered Into	2.21.2020

Type	Unsecured Promissory Note
Creditor	Good Steward Account Servicing Inc
Amount Outstanding	$5,500
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	NA
Maturity Date	December 31, 2021
Date Entered Into	10.1.2020

Type	Payment due under IPR Purchase Agreement
Creditor	Own Home Finance PBC (Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27 2019) between the Company and Own Home Finance PBC)
Amount Outstanding	$125,000 (see 'Other Material Terms' below for payment schedule)
Interest Rate and Amortization Schedule	NA
Description of Collateral	NA
Other Material Terms	The Company has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under its agreement with Own Home Finance in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.
Maturity Date	No time limit imposed in Agreement
Date Entered Into	2.25.2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC*	455,000 shares of Common Stock	37.44%

* Crowdventure, LLC is majority owned and controlled by Matthew Sullivan. Matthew Sullivan is the sole managing member of Crowdventure, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Newport Beach, California. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Agreements, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Cash and Cash Equivalents

As of December 31, 2021, the Company had an aggregate of $40,177 in available cash, leaving the Company with over 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company intends to allocate capital to its technology spend over the next 12 months relating to its secondary trading platform and marketplace. The Company does not intend to make any material capital expenditures other than this.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This non-material amendment is filed to note the change in Escrow Agent.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$1,000,000	107,792 Shares	Platform Development Patent Application Marketing General Corporate Purposes	Originally offered via SAFT 04/29/2018 and converted to common stock via restated SAFT on 11/30/2018	506(b) Regulation D https://www.sec.gov/Archives/edgar/data/1735613/000173561318000005/xslFormDX01/primary_doc.xml
Common Stock	$699,700	97,723 Shares	Platform Development Marketing General Corporate Purposes	Originally offered via SAFT 03/29/2018 and converted to common stock in June 2020	506(b) Regulation D https://www.sec.gov/Archives/edgar/data/1735613/000173561318000004/xslFormDX01/primary_doc.xml
Convertible Debt	$25,000	1 Convertible Note	Advertising & Marketing	11/1/2019	Section 4(a)(2)

			General Corporate Purposes		
Promissory Note	$25,000	1 Promissory Note	Advertising & Marketing General Corporate Purposes	2/21/2020	Section 4(a)(2)
Preferred Stock	$100,000	11,453 Shares	Platform Development Advertising & Marketing General Corporate Purposes	03/28/2019	506(c) Regulation D https://www.sec.gov/Archives/edgar/data/1735613/000173561319000004/xslFormDX01/primary_doc.xml
CrowdSAFE 2020	$182,604	CrowdSAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	Sept 2020	Regulation CF https://www.sec.gov/Archives/edgar/data/1735613/000173561320000003/quantmfc.pdf
Simple Agreement for Future Equity ('SAFE') 2021	$200,000	SAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	March 2021	506(b) Regulation D https://www.sec.gov/Archives/edgar/data/1735613/000173561321000005/xslFormDX01

					/primary_do c.xml

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In March 2018, the Company entered into a SAFT with certain investors and committed to issue Membership Tokens to a number of the company's original founders, executives, advisors and consultants. In June 2020 the Company amended and restated the original SAFT agreements with investors representing the original $699,700 investment into the Company's Membership Tokens made in March – April 2018. These investors were issued Common Shares in the Company at a price of $7.16 per share, resulting in the issuance of 97,723 Common Shares. As a result the Company no longer has an obligation to provide them with Membership Tokens. The Company does not intend to create or issue Membership Tokens in the future.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp. The Company currently originates Home Equity Agreements via Barastone.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27, 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock to Q Own

Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC. The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 20, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $100,000 each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $2,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out**

Option") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the

Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/*Matthew Sullivan*
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/*Matthew Sullivan*
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

March 25, 2022
(Date)

/s/*Charles Tralka*
(Signature)

Charles Tralka
(Name)

Interim CFO
(Title)

March 25, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

QUANTM.ONE, INC.

(A Delaware Corporation) (A Development Stage Company)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

QUANTM.ONE, INC.

(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net *WebSite: alantschiffman.com*

Board of Directors
Quantm.One, Inc.

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Quantm.One, Inc., which comprise the balance sheets as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the two years ended December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion. The financial statement of Quantm.One, Inc. for December 31, 2019 and the year then ended were reviewed by other accountants, whose report did not disclose any material modifications to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Quantm.One, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

Alan T. Schiffman, CPA
October 14, 2021

QUANTM.ONE, INC

(A Delaware Corporation)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Assets				
Intangible Assets				
Intellectual Property Rights		208,333	$	208,333
Less: Accumulated Amortization		(100,000)	$	(50,000)
Total Intangible asst - net		108,333	$	158,333
Cash and cash equivalents		103,673	$	21,167
Subscription receivable			$	77
Prepaid expenses			$	250
Total current assets		103,673	$	21,494
Total Assets	$	**212,006**	$	**179,827**
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts Payable		99,721	$	70,837
Payable to Own Home Finance		125,000	$	125,000
Short term loan		30,500	$	15,500
Customer advance			$	699,700
Total Current Liabilities		255,221	$	911,037
Convertible notes		207,605	$	25,000
Total Liabilities		462,826		936,037
Stockholders' Equity				
Common stock, $0.0001 par value, 6,000,000 shares authorized, 1,203,965 and 1,106,242 shares issued and outstanding as of December 31, 2020 and 2019	$	111	$	111
Preferred stock $0.0001 par value, 4,000,000 shares authorized, 11,453 and 11,453 shares issued and outstanding as of December 31, 2020 and 2019	$	1	$	1
Additional Paid in Capital -CS	$	1,745,646	$	1,045,946
Additional Paid in Capital -PS	$	99,999	$	99,999
Retained Earnings (deficit)		(2,096,577)	$	(1,902,267)
		(250,820)	$	(756,210)
Total Liabilities and Shareholders' Equity	$	**212,006**	$	**179,827**

See accompanying notes to financial statements

(1)

QUANTM.ONE, INC

(A Delaware Corporation)

Statements of Operations

For the Years Ended December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Revenues				
Commission Income	$	29,023	$	8,006
Other Income	$	3,923		
	$	32,946	$	8,006
Operating Expenses				
Advertising and marketing expenses	$	10,467	$	42,163
General and Administrative expenses				
Accounting fees	$	5,000	$	6,793
Bank Service charges	$	875	$	2,304
Courier expense			$	53
Computer and Internet	$	4,800	$	-
Dues and Subscriptions	$	5,852	$	12,041
Insurance Expense	$	500	$	500
Legal and Professional Fees	$	91,323	$	215,552
Licenses & Fees			$	2,070
Meals & Entertainment	$	59	$	2,922
Miscellaneous	$	327		
Office Expenses	$	987	$	1,120
Rent			$	6,624
Technical Services	$	35,000	$	65,666
Taxes	$	888	$	70
Telephone	$	2,270	$	3,180
Travel		759		10,988
Utilities			$	586
Total Operating Expenses	$	159,107	$	372,632
Other Income & Expenses				
Issue expense		18,149		
Amortization		50,000		50,000
		68,149		50,000
Loss before income taxes		(194,310)		(414,626)
Income tax				
Net income (loss)	**$**	**(194,310)**	**$**	**(414,626)**

See accompanying notes to financial statements

(2)

QUANTM.ONE, INC

(A Delaware Corporation)

Statement of Shareholders' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Review Report)

Shareholder's Equity	Common Stock		Preferred Stock		Additional paid-in capital	Retained earnings (Deficit)	Total
	Shares	Cash	Shares	Cash			
Balance January 1, 2019	916,232	92	0	0	999,975	(1,487,641)	(487,574)
Contributed capital	190,010	19	11,453	1	145,971		145,990
Net Income (Loss)						(414,626)	(414,626)
Balance, December 31, 2019	**1,106,242**	**111**	**11,453**	1	**1,145,946**	**(1,902,267)**	**(756,210)**
Contributed capital	97,723				699,700		699,700
Net Income (Loss)						(194,310)	(194,310)
Balance, December 31, 2020	**1,203,965**	**111**	**11,453**	1	**1,845,646**	**(2,096,577)**	**(250,820)**

See accompanying notes to financial statements

Statement of Cash Flows

For the Years ended December 31, 2020 and 2019
(See Accountant's Review Report)

		2020		2019
Cash Flow From Operating Activities				
Net income (loss)	$	(194,310)	$	(414,626)
Depreciation & Amortization	$	50,000	$	50,000
Adjustments to reconcile net income to cash provided operating activities:				
Changes in operating assets and liabilities				
(Increase)Decrease in other assets	$	327	$	9,750
Increase (Decrease) in accounts payable				
Increase (Decrease) in Deferred Revenue				
Increase (Decrease) in other liabilities	$	28,884	$	29,737
Net cash provided by (utilized in) operating activities		(115,099)		(325,139)
Cash flow (absorbed in) from Investing activities				
Development and research				
Organization costs				
	$	-	$	-
Financing Activities				
Contributed cpital		699,700		145,990
Repayment of debts		(699,700)		
Convertible note		182,606		25,000
Short term loan		15,000		15,500
Net cash used in financing activities		197,606		186,490
Net (decrease)/increase in cash and cash equivalents		82,507		(138,649)
Cash and cash equivalents, beginning of year		21,166		159,816
Cash and cash equivalents, end of period	$	103,673	$	21,167

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Quantm.One, Inc. (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware Corporation which was organized December 15, 2017. The Company is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes to an investor via Home Equity Agreements, or HEA(s). The Home Equity Agreement, is similar to an option agreement and allows a homeowner to access cash now in exchange for a portion of the current and future increase (decrease) in home equity. A Home Equity Agreement does not create a partnership with the homeowner. It is an equity-based agreement that is not a loan or a line of credit, nor is it a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the HEA (all of which may be as long as 30 years in the future). The investor is protected by the equity in the property and is secured by a Deed of Trust.

The amount the Homeowner can receive depends on a number of criteria, such as the duration of the agreement, the amount invested and other underwriting elements. As an example, in a 10 year HEA the Investor will receive the equivalent of 16% of the future value of the home when the home is sold (or the HEA is bought back by the homeowner) in exchange for a cash sum to the Homeowner representing 10% of the current value of the home at the time the HEA agreement is closed.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company has developed a Tokenized Real Estate Marketplace - a suite of blockchain-based technologies leveraging the Algorand Protocol that have been designed to enable investors to build, model, manage and potentially trade portfolios of tokenized fractional interests in individual Home Equity Agreements. The technologies powering the Active Portfolio platform have been designed to enable the economic interests in each Home Equity Agreement to be tokenzed into fractional units. These units may then be offered for sale by the owner and/or original investor in the HEAs on QuantmRE's Tokenized Real Estate Marketplace. The value of each Home Equity Agreement will be recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. The Tokenized Real Estate Marketplace has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

Since December 15, 2017, the Company has relied upon stockholders' equity investments and earnings and profits to fund cash flow to pay for professional analysis, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated losses aggregating $2,096,577. During the next twelve month period, the Company will raise additional capital from the sale of Simple Agreements for Future Equity (SAFE instrument) to fund operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFEs from a minimum of $25,000 to $1,070,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFEs and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Consolidation

The financial statements consolidate entities where the Company has a controlling financial interest in the entity or where the Company is required to apply the variable interest entity (VIE) model because the Company has the power to direct the most economically significant activities of the entity. The Company reevaluates whether it has a controlling financial interest in all entities if and when the Company's rights and interests change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of certain assets.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $103,673 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property, Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2020, management believes that no impairment of the property and equipment exists.

Intellectual Property Rights

The Intellectual Property Rights (Rights) include copyrights, industry know-how, valuation methodologies and other attributes to monetize the product. Based upon management's analysis the Company purchased such Rights for cash amounting to $250,000 and the issuance of 80,000 shares of the Company's common stock. In compliance with ASC 985-20 and ASC 350-40, Accounting for Costs of Computer Software Development, the Company capitalized and carries forward as assets, the costs to develop the QuantmRE Platform. The Company differentiates between research and development. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired QuantmRE Platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the QuantmRE Platform software and amortize the aggregate costs of the developmental software asset over five years, the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the Platform will be expensed.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.
ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company will recognize origination fees from homeowners via Home Equity Agreements, and subscription/platform fees from subscribers to the QuantmRE Platform, when the Company receives (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company generates origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Agreement. These fees are approximately 3-7.5% of the cash value of each completed Home Equity Agreement.

The QuantmRE Real Estate Marketplace has the potential to deliver the following additional revenue streams:

- Annual membership fees
- Technology fees to buy, sell and trade units in tokenized Home Equity Agreements
- Portfolio modelling
- Real time real estate transaction data
- Portfolio balancing

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising and marketing expenses

The Company expenses advertising, marketing and printing costs as they are incurred. Such costs were $10,652 and $42,163 respectively, for the years ended December 31, 2020, and 2019.

Technical service expenses

The Company expenses technical service costs as incurred. The costs were $35,000 and $65,666 respectively for the years ended December 31, 2020

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTECTUAL PROPERTY RIGHTS

The following costs are included as Intellectual Property Rights, net of accumulated amortization, as of December 31, 2020 and 2019. The Company purchased the asset from the founders of the Company for cash in the amount of $250,000 and the issuance of 80,000 shares of the Company's common stock. The Intellectual Property is amortized over a five year period, the expected economic life of the asset.

	2020	2019
Intellectual property rights	$208,333	$ 208,333
Less accumulated amortization	($100,000)	($ 50,000)
Total	**$108,333**	**$ 158,333**

NOTE 4 – DEBT

As at December 31, 2020 the Company had a total of $99,721 of accounts payable due by way of professional services rendered to the Company. In addition, the Company owed $25,000 to an existing shareholder and investor by way of a short-term unsecured loan, $5,500 to Good Steward Account Servicing, Inc (a company managed by one of the Company's executives) and an obligation to pay a balance of $125,000 to Own Home Finance, PBC under an intellectual property license agreement dated February 25, 2018.

Convertible Notes

As of December 31, 2020, the Company also has a liability of $25,000 to an investor by way of the issuance of a convertible note in November 2019. The note accrues interest at 10% per annum. In the event of a Qualified Financing, (defined as an equity financing in which the Company sells shares of its equity securities in a transaction or series of related transactions with an aggregate sales price of not less than $2,000,000, excluding any indebtedness that is converted into shares of Series A Preferred Stock (the "Preferred Stock"), including the Notes), all principal together with all accrued but unpaid interest under this Note shall automatically convert into shares of the Company's Preferred Stock and the Company's Common Stock at a conversion price (the "Conversion Price") equal to the lesser of (a) 85% of the price per share paid by the purchaser of the largest number of equity securities in the Qualified Financing and (b) the price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes) immediately prior to the Qualified Financing.

The total number of shares of stock that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of the Preferred Stock issued in the Qualified Financing and Common Stock. The number of shares of such Preferred Stock shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest under the Note by (y) the same price per share paid by the other purchaser of the largest number of the equity securities in the Qualified Financing (such number of shares, the "Number of Preferred Stock"). The number of shares of Common Stock shall be equal to the Total Number of Shares minus the Number of Preferred Stock.

Deferred Revenue – Customer Advance

From March to December 2018, the Company raised a total of $1,699,700 from the sale of 107,792 shares of the Company's common stock and the sale of 48,576,000 Membership Tokens to investors via a Simple Agreement for Future Tokens (SAFT). Of the $1,699,700 raised, $699,700 was attributed to the sale of the Membership Tokens and $1,000,000 was attributed to the sale of the Company's common stock. The debt of $699,700 accounted for as a 'Customer Advance' in the Company's December 2019 accounts was been attributed to the sale of the Company's Membership Tokens under the SAFT.

In February 2020 an existing shareholder provided the Company with $25,000 by way of a short-term unsecured loan which is to be repaid by December 31, 2020.

In June 2020 the Company amended and restated the original SAFT agreements with investors representing the original $699,700 investment into the Company's Membership Tokens. These investors were issued with new Common Shares in the Company at a price of $7.16 per share, creating 97,723 new Common Shares. As a result the Company no longer has an obligation to provide them with Membership Tokens. The Company does not intend to create or issue Membership Tokens in the future and no longer has an obligation to create and/or issue Membership Tokens.

NOTE 5 - INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 6 – LEASE CONTRACT ARRANGEMENTS

During the year ended December 31, 2020, the Company paid no rent expense. However, in February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Upon the execution of a longer term lease, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 7 – SHAREHOLDER EQUITY

Common and Preferred Stock

As of December 31, 2019, the Company had authorized 6,000,000 shares of common stock with

$0.0001 par value per share and had authorized 4,000,000 shares of Preferred Stock with $0.0001 par value per share. Common stock issued and outstanding totaled 1,106,242 shares after an issuance of 190,010 shares during the year; the Company issued 11,453 shares of Preferred Stock

As of December 31, 2020, the Company had authorized 6,000,000 shares of common stock with $0.0001 par value per share and had authorized 4,000,000 shares of Preferred Stock with $0.0001 par value per share. Common stock issued and outstanding totaled 1,203,965 shares after an issuance of 97,723 shares during the year. No Preferred Stock had been issued.

NOTE 8 – RELATED PARTY TRANSACTIONS

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock to QOwn Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in QOwn Holdings, LLC.

The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp. The Company currently originates Home Equity Agreements via Barastone.

In January 2020 the Company arranged a Home Equity Agreement (on standard terms) for an existing investor and shareholder in the Company.

In February 2020 an existing shareholder provided the Company with $25,000 by way of a short-term unsecured loan which is to be repaid on demand.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.
Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 10– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. For the period from inception through December 31, 2020, the Company has incurred losses in the amount of $2,096,577. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through September 30, 2021, the date that the financial statements were available to be issued. In the opinion of management, no material events were identified which would require adjustment or disclosure in the financial statements. See however, discussions below.

Investments in Simple Agreements for Future Equity (SAFE)

On March 17, 2021, the Company completed an investment agreement with Algorand Cayman SEZC via a SAFE which provided the Company with $200,000 of working capital.

Crowdfunding Event

In September 2020 the Company raised $182,604 in Simple Agreements for Future Equity (SAFEs) via a Crowdfunded Offering. The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary wase entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Crowdfunded Offering

As of September 16, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $2,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of

the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) *Surcharges* means the following fees as incurred by the Company:
(1) If the Company experiences a Material change to the Off3ering which requires the reconfirmation of investment commitments pursuant to Reg. CF Rule 304, the Company will pay an additional one-thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering.
(2) Any edits to the Offering page after the filing of the Form C which are substantial (as determined by Republic's reasonable discretion) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



EXHIBIT B

Campaign Page

QuantmRE

Making home equity accessible, investible, and tradable on the blockchain

REAL ESTATE TECH | INVESTING | FINTECH | B2C | MARKETPLACE



QuantmRE
I own a Home
I want to Invest
Sign In
Get Equity Freedom
PLAY
GET STARTED

✓ SOLD OUT

$535,000

Maximum funding goal reached

776

Investors

26 days

Left to invest

Join the Waitlist

$150 minimum investment

Pitch | Discussion 137 | Updates 2 | Reviews 92

Highlights

$1M+ raised

Company has previously raised over $1M in capital

Leading VC-backed

Company is backed by a leading VC firm

- Leveraging the Algorand blockchain to make home equity liquid and tradable
- Helping homeowners access their equity with no loans, no added debt
- Giving investors access to a previously untapped $23T asset class
- VC-backed, $2.2M in seed capital raised; investors include Algorand
- Over $100K in gross origination fees generated during 2021 as of Nov 2021
- Revenue generating, with a growing customer base and $40M+ deal pipeline

Deal terms

Valuation cap
$10,000,000

Discount
20%

Minimum investment
$150

Maximum investment
$100,000

Funding goal
$25K – $535K

Deadline
April 21, 2022

Problem

Homeowners can only access their home equity by going deeper into debt

Almost 18M Americans are 'equity-rich', owning 50% or more equity in their home. Many Americans have the majority of their wealth trapped in their home equity. Currently, the only way to access home equity is to sell the home or take out another loan and go deeper into debt.

Problem 1: Homeowners can only access their home equity by taking on more debt.

Problem 2: Investors currently do not have a way to invest in this untapped, multi-trillion dollar asset class.

 **Homeowners** want a **debt-free way** to access the equity locked up in their home

 **Investors** want exposure to US residential real estate **without the cost and involvement** of being a landlord

 **Liquidity** Investors want **tradable real estate investments** and access to **secondary markets**

Type of security ⓘ
Crowd SAFE

How it works

Documents

Republic (OpenDeal Portal LLC, CRD #283874) is hosting this Reg CF securities offering by Quantm.One, Inc. View the official SEC filing and all updates:

 Form C ┃ SEC.gov

Company documents

📄 QuantmRE Crowd SAFE

📄 Quantm.One Form C.pdf

Bonus perks

In addition to your Crowd SAFE, you'll receive perks for investing in QuantmRE.

No perks have been created.

Solution

Access debt-free cash from home equity. Make home equity liquid and tradable

QuantmRE is the platform that links homeowners and investors, providing homeowners with access to debt-free financing, and investors with access to investments in prime residential real estate.

We originate Home Equity Agreements – a financial tool that enables homeowners to get a cash lump sum from their home equity with **no monthly payments, no interest, and no added debt**. The homeowner has up to thirty years to sell their home or refinance the agreement.

What is a Home Equity Agreement?

A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash today. A Home Equity Agreement is not a tenancy in common, not a mortgage, not a line of credit, and not a reverse mortgage. The homeowner can receive a cash lump sum of up to $500,000 with no interest and no added debt. There are no monthly payments, ever.

The Agreement can be settled by selling the home, or by refinancing or renewing the Agreement (all of which may be as long as 30 years in the future).

Homeowners who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement.

QuantmRE makes it easy for a homeowner to find out how much home equity they could access by entering their address on our online calculator:


QuantmRE
I own a Home
I want to Invest
Sign In
How much money can I access?
Supplying the information below is not a credit check, so your score is unaffected.
9212 Loma Street, Villa Park, CA, USA
SHOW ME THE NUMBERS

Problem
Solution
Product
Traction
Customers
Biz. model
Market
Competition
Vision
Investors
Founders

About
Team
Press
FAQ
Risks
Discussion

The **investor** in the Home Equity Agreement ('HEA') receives the equivalent of a preferred equity position in a residential owner-occupied (or non owner-occupied) home, secured by a lien on title – an efficient and scalable way to gain exposure to potential equity appreciation in residential real estate without the cost and management of ownership. The structure of an HEA provides magnified returns with downside protection, and the investment is not directly correlated to stocks, bonds, or REITS.

Leveraging the **Algorand** blockchain protocol, we are developing a **blockchain-based secondary trading platform and marketplace** to enable **investors** to buy and sell fractionalized Home Equity Agreements.

Product

A platform to make home equity accessible, investible, and tradable

In order to create liquidity and tradability for Home Equity Agreements, QuantmRE is developing a secondary trading platform and marketplace.

This platform utilizes the Algorand blockchain - a blockchain with faster processing speeds and lower gas fees than traditional blockchains like Ethereum.


QuantmRE is a unique marketplace
Powered by Blockchain technologies, QuantmRE enables investors to buy and sell fractionalized interests in Home Equity Agreements - the smarter way to invest in US residential real estate.
GET STARTED

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Problem
Solution
Product
Traction
Customers
Biz. model
Market
Competition
Vision
Investors
Founders

About
Team
Press
FAQ
Risks
Discussion

Each Home Equity Agreement can be tokenized and split into fractional units. These units can then be offered to investors, enabling them to buy, sell, and trade their own portfolio of investments in the equity in individual residential properties.

QuantmRE will issue each fractionalized Home Equity Agreement as an Algorand Standard Asset (ASA). The identity and ownership of each transaction is tracked and verifiable on the Algorand blockchain. With Algorand's simplified asset creation, instant financial exchange and immediate transaction finality, QuantmRE is leveraging technology at the forefront of open financial innovation.

We anticipate that the first fractionalized Home Equity Agreements will be offered on our platform during Q1 of 2022.

Invest in US residential real estate without the hassles of being a landlord

Our platform has been designed to onboard new investors, seamlessly check their identity and investor eligibility, and link their bank accounts and Algorand wallets to enable them to invest quickly and easily.

New investment opportunities will be listed in the marketplace, and can be viewed via a map, grid, or by using search tools. Investors will be able to choose which homes they wish to invest in, and how much they want to invest.


QuantmRE
My Dashboard
Marketplace
Property Detail
2009 Village Dr, Beverly Hills, MI 48025, USA
INVEST IN THIS PROPERTY
ASSET
2009 Village Dr, Beverly Hills, MI 48025, USA
PRICE PER SHARE
$100.00
AVAILABLE SHARES
998 Shares
COMING SOON
Action
Quantity
Calculate
BUY
PREVIEW ORDER

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

When the investment is completed, funds are automatically drawn from the investor's bank account and the tokens representing the investor's interest will be seamlessly transferred to their Algorand wallet.

The market value of each Home Equity Agreement will be recalculated every month using automated valuation models (AVMs). The investor's dashboard has been designed to display configurable reports showing the current value of each investment.

If they wish to sell some or all of their holdings, investors will be able to set their own price and offer their individual fractionalized HEAs to other potential buyers on the QuantmRE platform.

Peer to Peer transactions

The technology that we are architecting and building has been designed to enable homeowners to sell their home equity direct to the crowd, who can transact with them without the costs and hassle of intermediaries.

Our goal is to enable a wide range of investors to invest in the equity in residential homes, and to create a vibrant secondary market for fractionalized Home Equity Agreements.

Note: QuantmRE's proposed secondary market and trading platform will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Traction

$6M transactions completed, $40M customer pipeline

We are generating revenues today by originating Home Equity Agreements, utilizing our effective and scalable online and offline marketing strategy.



Since we started originating Home Equity Agreements in October 2019, we have completed over 40 transactions, enabling homeowners to access more than $6M of their trapped home equity.

We have generated over $100,000 in gross origination fees this year (as at November 2021) and we have over $40M of Home Equity Agreement applications in our customer pipeline.

We have also generated a significant amount of press interest with our ground-breaking approach to home finance:

Forbes	Investing.com	Securities.io
BGN	Blockchain Beach	Brave New Coin
Cheddar	Coinwire	The New Trust Economy
Cryptoconomy	Lending Times	Crowdfund Insider
The Tokenist	Yahoo! Finance	

Note: Gross origination fees is the total amount of origination fees paid by the homeowner when the Home Equity Agreement is completed. QuantmRE receives a 50% share of the gross origination fees for HEAs it originates that are completed with other HEA product companies. Revenue figures quoted in this section are unaudited.

Customers

Customers and case studies

Home Equity Agreements provide liquidity to homeowners who are 'house rich and cash poor' and align the interests of both the **homeowner** and the **investor**.

Our homeowner customers fall into three main categories:

 Unable to qualify for a loan

 Unwilling to take on more debt

 Asset diversification, Entrepreneurs

There is significant demand for liquidity from equity-rich homeowners. For most U.S. homeowners, home equity is their largest asset, and for many the amount of home equity they have exceeds any investment or retirement savings.

Selling the home and moving, or taking on adding additional debt financing (such as a mortgage or a HELOC) is not always an available or desirable option for many homeowners.

Success Stories

 T.G.
San Carlos, CA

The QuantmRE product opened my eyes to a very unique financial solution which came at a perfect time for us. My wife wanted to retire, but cash flow was a big issue. We are asset rich, but cash flow would be an issue for the next 10-15 years to retirement. The equity share provided us the cash to allow my wife to retire and help raise our child, and also provide extra cash for us to invest to provide needed cash flow to bridge us to retirement. Coming from an investment professional, there is no other product on the market that would provide this benefit, interest free, in our situation; if you are in need of cash flow and have equity tied up in your home, this is the best way to go.

 Russ M
Orange County, CA

We received almost $100,000.00 of tax free money with no monthly payments and a thirty year agreement. My wife came across this opportunity and brought it to my attention. We decided right then to put our home equity to use with no downside. No payments. No taxes. So we investigated. Sure enough, it was real. QuantmRE was the partner that helped us achieve this wonderful capital infusion in a very quick and tidy manner. Put your equity to work for you now. We did. Having an extra $100,000 gets a lot of projects finished. No matter what they are.

Business model

Multiple revenue streams, highly scalable product

We generate **origination fees** based on the amount of cash a homeowner accesses when they complete a Home Equity Agreement.

We also receive additional fees for Agreements that we originate directly.



Origination Fees
A percentage of the capital that is released to the Homeowner. Front-end and back-end fees are also charged to the capital source that purchases the HEA from QuantmRE



Platform Membership Fees
Annual membership fees providing access to investment, trading, data analytics, portfolio modelling, building and reporting



Trading Platform Fees
Technology and platform fees generated from listing, buying and selling fractionalized interests in Home Equity Agreements

Revenues from the secondary trading platform and marketplace

QuantmRE's proposed secondary trading platform and marketplace has been designed to generate revenues from the following potential activities:

- Annual membership fees

- Technology fees to buy, sell, and trade units in fractionalized Home Equity Agreements

- Portfolio modeling

- Real-time real estate transaction data

Note: QuantmRE's proposed secondary market and trading platform will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Market

Tapping into a rapidly growing $23T market

Almost 18M homeowners in the US are 'equity rich'—meaning that they have 50% or more of equity trapped in their home. Total home equity hit a record $23T in the US in 2020.



Percent Equity Rich (LTV Below 50)
6.1%
79.1%
Equity Rich(LTV 50 or lower)
149
2,000
4,000
6,000
8,000
10,000
11,074
ATTOM DATA SOLUTIONS
© 2021 Mapbox © OpenStreetMap

Leveraging direct-to-consumer marketing and existing channel partnerships, we plan to achieve $50M in Home Equity Agreement originations during 2022.



17.8M Homes in US are Equity Rich TAM
5.98M Homes in California are Equity Rich SAM
Target 300,000 Homes in California SOM

For **investors**, our blockchain-based secondary trading platform and marketplace is designed to enable investors to buy and sell personalized portfolios of this multi-trillion dollar, previously untapped asset class.

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.


Awareness
Consideration
Conversion
Customer
Champion

Our social media advertising strategy provides an efficient, scalable method of new customer acquisition.


SEE NO DEBT
HEAR NO DEBT
SPEAK NO DEBT
Is your home equity a frozen asset?
GET LIQUID
Access the equity in your home with no additional debt.
Use your home equity to go from
DRAB to FAB
Take the fear out of tapping your home equity.
Access the equity in your home with no additional debt.
QuantmRE
GET EQUITY FREEDOM
Release your home equity
Release the cash trapped in your home equity.
QuantmRE
House rich, cash poor?
Get cash now with a Home Equity Agreement.
Release your home equity
QuantmRE
No monthly payments, ever.

Part of the proceeds from this Offering will be used to increase our digital marketing ad spend, which we anticipate will drive significantly more customer traffic.

Competition

Our offering is unique and our team is seasoned and experienced

Our team is comprised of pioneers in the shared equity space. We are actively originating Home Equity Agreements (HEAs), and have already enabled homeowners to access millions of dollars of their home equity.

Home Equity Agreement Company	Investors	Available to retail Investors	Secondary Marketplace (proposed)	Leverages Blockchain Technologies	Capital Invested (estimated)	Capital Commitments (estimated)
QuantmRE.	XSQUARED Algorand	✅	✅	✅	$2.2M	TBC
unison	Citi VENTURES RBC F-PRIME Fidelity	✕	✕	✕	$40M Series B	$1.2 Billion (estimated)
POINT	ANDREESSEN HOROWITZ Bloomberg Prudential	✕	✕	✕	$37M	$1B+ (estimated)
hometap	AMERICAN FAMILY VENTURES GENERAL CATALYST G2O	✕	✕	✕	$32M	$100 Million (estimated)
Noah	USV techstars	✕	✕	✕	$6M	$150+ Million (estimated)
unlock	SALUDA GRADE	✕	✕	✕	VC Funding TBC	TBC

At the moment, there are a limited number of companies competing in the HEA market, including Unison, Point, HomeTap, Noah and Unlock. **None of these companies allow retail investors to invest and trade in HEAs.**

We also compete with companies like Lofty.ai, Fundrise, RealtyMogul and other online platforms that offer real estate investments.

We are different to all of the other Home Equity Agreement companies for the following reasons:

- QuantmRE's marketplace is **designed to provide retail investors with the ability to invest in fractionalized Home Equity Agreements.**

- Leveraging the Algorand protocol, QuantmRE's proposed trading platform will provide **secondary market trading for fractionalized Home Equity Agreements.**

- QuantmRE is **not tied to specific capital sources**—this means we have more flexibility when underwriting Home Equity Agreements.

Note: QuantmRE's proposed secondary trading platform and marketplace will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Problem
Solution
Product
Traction
Customers
Biz. model
Market
Competition
Vision
Investors
Founders

About
Team
Press
FAQ
Risks
Discussion

Vision

Our vision is to become the largest blockchain-based platform to trade home equity

Our goal is to enable the equity in residential homes to become liquid and tradable.

We intend to open our secondary trading platform and marketplace to all of the companies that operate in the Home Equity Agreement space.

We plan to expand the number of states where we offer Home Equity Agreements, to deliver an increasingly diverse range of investment opportunities, and to enable homeowners to access capital directly from investors without the need for intermediaries.

Our vision is to deliver the platform that makes home equity accessible, investible and tradable on a global scale.









SEE
NO DEBT

HEAR
NO DEBT

SPEAK
NO DEBT

QuantmRE
GET EQUITY
FREEDOM

Investors

Backed by Algorand, angel investors, venture fund, and the crowd

QuantmRE has raised almost $2.2M in capital to date from a range of investors.





XSQUARED VENTURES

ACTIVECOLLIDER

In March 2021, Algorand invested in QuantmRE.

Problem
Solution
Product
Traction
Customers
Biz. model
Market
Competition
Vision
Investors ▸
Founders

About
Team
Press
FAQ
Risks
Discussion


QuantmRE Leverages Algorand's
Decentralized Platform to Launch Tokenized
Home Equity Real Estate Marketplace
QuantmRE
Algorand

"We are excited to see Algorand's global decentralized platform being leveraged by innovative thinkers like QuantmRE," said W. Sean Ford, COO of Algorand. "In pursuing their vision of the world's largest blockchain-based capital markets system for tokenizing and trading residential home equity on our protocol, they join a rapidly growing ecosystem of companies that are reshaping and expanding access to previously illiquid and closed-off markets."

In October 2020, QuantmRE closed its first successful round on Republic, welcoming 633 new investors.

Founders


Republic
Superheroes
Matthew Sullivan,
QuantmRE
When problems meets solutions

You can bet on our team to innovate, execute and scale QuantmRE. Our team is comprised of pioneers in the shared equity space who have helped homeowners access millions of dollars of equity in their homes, giving them the freedom to turn their equity into cash and take back control of their finances.



Matthew Sullivan

Founder and CEO

Matthew is the founder and full-time chief executive officer of QuantmRE. A serial entrepreneur, he is the founder of Crowdventure.com and co-founder of two real estate funds. He spent a number of years working alongside Richard Branson and the Virgin corporate finance team in London, UK, where he was appointed a director and Trustee of Virgin's London Air Ambulance.

Matthew went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then he has founded and led companies in the United Kingdom, Australia and the United States in the finance, telecommunications, technology and real estate sectors.

Matthew is the author of 'Head First—A Roadmap for Entrepreneurs', host of the 'Hooked on Startups' podcast, and holds a private helicopter pilot's license.

- Problem
- Solution
- Product
- Traction
- Customers
- Biz. model
- Market
- Competition
- Vision
- Investors
- Founders

- About
- Team
- Press
- FAQ
- Risks
- Discussion

About QuantmRE

Legal Name
Quantm.One, Inc



Founded
Dec 2017

Form
Delaware Corporation

Employees
2

Website
quantmre.com

Social Media

Headquarters

Renaissance Newport Beach
Newport Beach Golf Course
5 Upper Newport Plaza , Newport Beach, CA



QuantmRE Team

Everyone helping build QuantmRE, not limited to employees



Matthew Sullivan
Founder

Featured in Superheroes · Read >

30 years entrepreneurial experience in finance, telecoms and technology. Worked with Richard Branson's Virgin Group





Chuck Tralka
Interim Chief Finance Officer

A former high-technology executive, Chuck is a seasoned real estate investor and a partner of real estate investment firm GCA Equity Partners LLC since 2011. He has launched four real estate investment funds and multiple real estate projects.

Mark Rogers
Sales - Originations

Mark has more than 30 years of experience in financial management and operations, including work as a turnaround specialist, an active portfolio manager and an investor in growing companies.



Steve Hotovec
Sales - Originations

25 years of experience in brokerage, trading and alternative investments. Steve holds a bachelor's degree in finance from San Diego State University and professional securities licenses 7, 24, 63 & 65.



Dave Sterlitz
Advisor

Previously general counsel for Equity Key, Managing Director and Chief Legal and Compliance Officer at some of the largest financial institutions in the world, including Dividend Finance, MUFG Americas, HSBC and Wachovia Bank.





Jeremiah Jacquet
Software Engineer

Highly skilled Blockchain Developer & Automation Engineer with experience in designing enterprise scale infrastructure for Linkedin, Ring, Reuters, IAC, FOX Interactive, eHarmony, Wag!, Napster, MySpace, Lynda, Citysearch.





Bojan Mise
Software Engineer

Has designed large scale enterprise systems for Accenture, Allergan, Boeing, Capgemini, Dreamworks, GETCO/KCG, eHarmony, Intel, FOX, JPL, Lloyds TSB, Merrill Lynch, Microsoft, MySpace, Newmount, SAP, and Thermo Fisher Scientific.





Sheila Burns
Social Media

Sheila's track record includes being marketing integration lead for Applied Biosystems, LIFE Technologies, LSR, Fisher Scientific (Pierce, Endogen, HyClone, Dharmacon, Mimotopes, ABgene).





Heath Jackson Thomas
Creative Director

Previously Creative Director at Life Technologies leading 19 designers and illustrators, Design Director for Applied Biosystems.



David Moss
Advisor - Blockchain

David is Founder & CEO of Strongblock, Inc. He was formerly Senior Vice President, Tech Operations at Block.One, where he was responsible for the development, implementation and adoption of EOS.





Tim Sanders
Advisor

Former Yahoo Chief Solutions Officer Tim Sanders was an early stage member of Mark Cuban and Todd Wagner's Broadcast.com. He is a New York Times bestseller.





Marty Tate
Securities Counsel

Marty is the Company's lead securities counsel. He advises clients in the Blockchain, ICO, crowdfunding and peer-to-peer lending space, with a particular focus on the JOBS Act, 506 offerings, intrastate offerings and Regulation A.



Problem
Solution
Product
Traction
Customers
Biz. model
Market
Competition
Vision
Investors
Founders

About
Team
Press ▸
FAQ
Risks
Discussion

Press


WEALTH
WITHOUT
WALLSTREET
STOP TRADING
TIME FOR MONEY

Matthew Sullivan interviewed on the Wealth Without Wall S...

QuantmRE · Dec 10, 2021

You can listen to the episode here. How do you get access to cash without incurring more debt? In today's episode, we dis...


THE
GOLD COLLAR
INVESTOR
SHOW
#158
GUEST
MATTHEW SULLIVAN
PANCHAM GUPTA

Pancham Gupta from The Gold Collar Investor Podcast inter...

QuantmRE · Dec 10, 2021

You can listen to the episode on this link. In today's show, Pancham interviews Matthew Sullivan - founder and CEO of Qua...


THE
PRACTICAL
WEALTH
SHOW
HOSTED BY CURTIS MAY
What are Home Equity Contracts and How Do They Work?

Curtis May from The Practical Wealth Show interviews Matt...

QuantmRE · Dec 10, 2021

You can listen to this episode here. What does it mean to be House Rich and Cash Poor? Curtis invites Matthew Sullivan to...


Presents
HOW TO ACCESS HOME EQUITY WITHOUT DEBT
BILL MANASSERO
MATTHEW SULLIVAN

Bill Manassero of the Old Dawg's REI Network Podcast inte...

QuantmRE · Dec 9, 2021

As a real estate investor, having access to ample funds for acquisitions, renovations, unexpected expenses and emergencie...


OF ALL THINGS COMMERCIAL REAL ESTATE
EPISODE 137
STREAMCAST
FEATURING...
CEO
Quantm RE
MATTHEW SULLIVAN
HOSTED BY...
Senior Director
The Lewkowicz Group
Encore Real Estate
DAN ON TOP

Dan Lewkowicz of Dan on Top interviews Matthew Sullivan, ...

QuantmRE · Nov 18, 2021

In this episode Dan Lewkowicz discusses with Matthew Sullivan the problem with being House Rich and Cash Poor, and how Qu...


PRODUCTS
Alt. Equity Companies See Stable Usage, Strong Future Catering to Seniors
By Chris Clow | October 28, 2021

QuantmRE mentioned in Reverse Mortgage Daily

Reverse Mortgage Daily · Oct 28, 2021

As alternative home equity tapping companies increasingly target the senior demographic, the reverse mortgage industry ma...

Show all

How do I earn a return? ›

What will the funds be used for?

What is the Company's exit strategy?

Why would a homeowner agree to a
Home Equity Agreement?

What happens if the homeowner does
not exit the contract at the end of the
term?

What happens if the owner defaults on
the home or becomes financially
distressed?

How will Home Equity Agreements
perform during another financial
downturn?

What rules and regulations apply to
Home Equity Agreements?

What is the average duration of a Home
Equity Agreement?

How are Home Equity Agreements
different to Reverse Mortgages?

What must I do to receive my equity or
cash in the event of the conversion of
my Crowd SAFE?

Still have questions? Check the discussion
section.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on
investment here.

Risks

Additional Information ›

Legal Matters

There is no guarantee of a return on an Investor's investment.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

There is no present market for the Securities and we have arbitrarily set the price.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company may never elect to convert the Securities or undergo a liquidity event.

Investors will be unable to declare the Security in "default" and demand repayment.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

The Company has the right to conduct multiple closings during the Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company has the right to limit individual Investors' commitment amount based on the Company's determination of an Investor's sophistication.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

No Secondary Market

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Risk of related party transactions

Home Equity Agreements may be subject to additional regulatory oversight and regulations.

There are conflicts of interest between us, our executive officers and affiliates.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

Financial projections require caution

We have minimal operating capital, no significant assets and limited revenue from operations

No Guarantee of Return on Investment

High Degree of Risk

Our products are new concepts and may not achieve significant market acceptance.

Alternative products may be established that compete with or are more widely used than the Company's products.

The Company's platform and Home Equity Agreements may not be widely adopted and may have limited users.

Values of Homes may Decline

Potential Risks Associated with COVID-19

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Return of Profits

Control by Management

Recent Resignation of Chief Financial Officer

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

We have a limited operating history with which to judge our performance.

Discussion

Ask questions and share feedback with the QuantmRE team below. If you have support related questions for Republic, please contact investors@republic.co.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

QUANTM.ONE, INC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Quantm.One, Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

The "**Discount**" is 20%

See Section 2 for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**.

    (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Discount Price**" means 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing multiplied by the Discount Price or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity

List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the

Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   [In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of

Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.]

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

QUANTM.ONE, INC

By:

Name: Matthew Sullivan

Title: CEO

Address: 5 Upper Newport Plaza, Newport Beach, CA 92660

Email: msullivan@quantmre.com

INVESTOR:

By:

Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between QUANTM.ONE, INC a Delaware corporation (the "*Company*") and [Investor Name] ("*Stockholder"*). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:

Name: Name: Authorized Signatory, OpenDeal Portal
                                             LLC d/b/a Republic

Date   Date

EXHIBIT D

Video Transcript

Hello. My name's Matthew Sullivan and I'm the founder and chief executive of QuantmRE. I wanted to take a few minutes just to talk to you about the problem that we are solving at QuantmRE, the opportunities that we are creating and why you should be an investor of QuantmRE. If you are a homeowner in the US and you have equity in your home, the only way that you can access your wealth, your equity, is to go back to the bank and borrow more money. So even though you may have hundreds of thousands of dollars of wealth trapped in your home equity, the only way you can access that is to go deeper into debt.

Now, we thought that was wholly unacceptable. So we created QuantmRE four years ago to address that problem. Now in the US, today, there are nearly 18 million homeowners who have 50% or more equity. So being house rich and cash poor is a real problem. We solve that problem with a home equity agreement. The way that a home equity agreement works is that we are able to pay a lump sum, a cash lump sum to homeowners in exchange for some of the current and potential future value of their home. What that means is for a homeowner, they can receive up to half a million dollars in cash today, and no monthly payments, no interest and no added debt.

And how do we do that? Because we are investors, not lenders. So our investors buy into the current and potential appreciation of the home. They get paid by taking a share of the potential appreciation rather than charging interest. So for the homeowner, it's an ideal solution because they can get cash without having to borrow money. That means no debt, no monthly payments and no interest. And for many homeowners, that that solves a real problem. Now, the second part, when we talk about opportunities.

As an investor, the asset that we create when we sign a home equity agreement with a customer has a return profile that is very attractive to investors. So the QuantmRE platform enables investors to participate in potentially a $23 trillion untapped real estate marketplace, and that is the equity in owner occupied homes. So think about it, at QuantmRE, as an investor, you can buy into fractions, tokenized fractions using the Algorand protocol that enables you to buy a small piece of a home equity agreement on a home in a location of your choice.

You can build your own portfolio of real estate investments backed by a lien on title that enables you to buy into properties that are not for sale in the location of your choice. Now that's something that has not been done before. And it also means that it unlocks a massive real estate asset class to investors big and small across the US and the rest of the world. Most importantly, we're using the Algorand protocol to create efficiencies and enable these fractions to be bought and sold and traded on our platform.

So not only will you be able to invest in these fractionalized home equity agreements, you'll be able to wait for them to go up value and then potentially sell them back to a willing buyer on our platform. We are solving a major problem for homeowners while at the same time creating investment opportunities that didn't exist, that don't have the same cost and friction associated with home ownership. And really that's why I think you should be an investor in QuantmRE.

It's an opportunity to get involved while this industry is still very much in the early stages at the beginning of something that could be a rocket ship, we believe. Thank you very much. If you want any more questions or if you have any more questions, please put them in the question section below, and we'll make sure that we get onto those as immediately, if not sooner. Very much looking forward to having you on board as an investor and to welcoming you on this rocket ship ride that we believe we are just about to embark on.


EXHIBIT E

Testing the Waters Material


Republic update posted 11.02 2021

QuantmRE in the news! 🚀

Matthew Sullivan, QuantmRE's CEO, was quoted extensively in a recent article discussing the growth of Home Equity Agreements, and how they can be an attractive alternative to debt-based options for homeowners looking to unlock a portion of their home's equity and gain access to additional cash flow.

The article was published in Reverse Mortgage Daily, the premier independent source for news, commentary, and analysis covering the reverse mortgage industry. Here's the link to the article: https://reversemortgagedaily.com/2021/10/28/alt-equity-companies-see-stable-usage-strong-future-catering-to-seniors/

Looking forward to keeping you updated with more news,

Matthew

Quantm.One, Inc is Testing the Waters under rule 206. Note that (1) no money or other consideration is being solicited, and if sent in response, will not be accepted, (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Republic platform; and (3) a person's indication of interest involves no obligation or commitment of any kind.

Email to exiting investors 11.01.2021

I'm excited to give you advance notice that we will soon be returning to Republic for our second Regulation CF offering.

Earlier this year QuantmRE partnered with Algorand to provide the Algorand protocol as the blockchain technology for its planned secondary trading platform and marketplace. You can read the press release here.

Algorand also made a capital investment in QuantmRE, further demonstrating their belief in and commitment to our strategy.

Over the past year there have been a number of significant developments with QuantmRE, as well as within the industry as a whole. Even though house prices are continuing to increase, it seems harder than ever to qualify for a loan. With the need for alternative financing solutions building quickly, QuantmRE's Home Equity Agreements and secondary trading platform are hitting the market at a perfect time.

With our previous Republic campaign, we were able to create a large, active shareholder base whose interests are closely aligned with ours. We're coming back to Republic to build on that momentum as we roll out our unique offering – a platform that we believe will fundamentally change the way that homeowners access their home equity, making home equity liquid and tradable on the blockchain.

We expect to have our new campaign live on Republic in the very near future. I will let you know as soon as we have a confirmed date.

My best regards,

Matthew



Matthew Sullivan
Founder, CEO
5 Upper Newport Plaza
Newport Beach, CA 92660
tel: (888) 612-3101
email: msullivan@quantmre.com
web: www.quantmre.com

CA Real Estate License: 02073200

With regard to communications by Quantm.One, Inc to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation

Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Our mailing address is:
QuantmRE
5 Upper Newport Plaza
Newport Beach, California 92660

Republic update posted 10.26.2021

Heads up! QuantmRE is coming back to Republic! 🚀

I'm excited to give you advance notice that we will soon be returning to Republic for our second Regulation CF offering.

Last year we launched our first fundraising campaign on Republic in the midst of a pandemic. Despite all of the challenges that COVID presented, our campaign was a success and we gained 633 new investors and supporters.
QuantmRE is a real estate finance platform that uses blockchain technology to connect homeowners and investors, through our Home Equity Agreements. This new financial tool enables qualifying homeowners to get cash from investors based upon the equity in their home with no monthly payments, no interest and no added debt. This solves a major problem for homeowners who want to access the wealth that is trapped in their home equity but do not want to go deeper into debt.

Leveraging the Algorand protocol, QuantmRE's Tokenized Real Estate Marketplace has been designed to enable investors to build, model, manage and trade individual portfolios of tokenized Home Equity Agreements, giving them access to a multi-trillion dollar untapped asset class – the equity in owner-occupied residential homes.
Over the past year there have been a number of significant developments with QuantmRE, as well as within the industry as a whole.

Last month one of the companies in our space secured capital commitments of $1Billion to fund these types of investments. We also saw the first-ever securitization backed solely by residential Home Equity Agreements. This transaction, which closed on September 23, issued about $146 million of securities backed by these assets.
It is estimated that there is over $23 Trillion locked up in the equity in U.S. residential homes. Home Equity Agreements are rapidly gaining traction as a solution for homeowners to access the equity in their home without the burden of additional debt.

Earlier this year QuantmRE partnered with Algorand to provide the Algorand protocol as the blockchain technology for our unique Tokenized Real Estate Marketplace. You can read the press release here.

Algorand also made a capital investment in QuantmRE, further demonstrating their belief in and commitment to our strategy.

Even though house prices are continuing to increase, it seems harder than ever to qualify for a loan. With the need for alternative financing solutions building quickly, QuantmRE's Home Equity Agreements and Tokenized Real Estate Marketplace are hitting the market at a perfect time.

Why have we decided to come back to Republic for a second Regulation CF raise? Each investor in QuantmRE is a potential customer of our Home Equity Agreements, and they are also a potential investor in our Tokenized Real Estate Marketplace. Republic gives us the opportunity to raise capital and, at the same time, build a significant base of customers, supporters and potential investors.

In our previous campaign, we were able to create a large, active shareholder base whose interests are closely aligned with ours. We want to build on that momentum as we roll out our unique offering – a platform that we believe will fundamentally change the way that homeowners access their home equity, making home equity liquid and tradable on the blockchain.

We expect to have our new campaign live on Republic in the very near future. I will let you know as soon as we have a confirmed date.

My best regards,

Matthew

With this communication, Quantm.One, Inc is Testing the Waters under rule 206. Note that (1) no money or other consideration is being solicited, and if sent in response, will not be accepted, (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Republic platform; and (3) a person's indication of interest involves no obligation or commitment of any kind.

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Join the Equity Freedom movement! You can now own a piece of QuantmRE - we've just launched our crowdfunding campaign on Republic. To reserve your investment and for full terms and conditions go to Republic.co/QuantmRE 🚀 #NFT #RealEstateTech #Algorand #Blockchain



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QuantmRE @quantmre · 1m   ···
You can now own a piece of QuantmRE! 💥We've just launched our crowdfunding campaign on Republic - click on the link to reserve your investment! For full terms and conditions go to Republic.co/QuantmRE 🚀 #NFT #RealEstateTech #Algorand #Blockchain



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QuantmRE

Making home equity accessible, investible, and tradable on the blockchain


QuantmRE
I own a Home
I want to Invest
Sign In
Get Equity Freedom
GET STARTED

Play

$167,994

Total reserved

248

Reservations

Reserve your spot now to ensure you can invest when QuantmRE starts the offering.

Reserve QuantmRE

$150 minimum investment

Highlights

Bonus perks

If QuantmRE launches an offering and you

complete an investment, you may receive perks.

No perks have been created.

$1M+ raised
Company has previously raised over $1M in capital

Leading VC-backed
Company is backed by a leading VC firm

- Leveraging the Algorand blockchain to make home equity liquid and tradable
- Helping homeowners access their equity with no loans, no added debt
- Giving investors access to a previously untapped $23T asset class
- VC-backed, $2.2M in seed capital raised; investors include Algorand
- Over $100K in gross origination fees generated during 2021 as of Nov 2021
- Revenue generating, with a growing customer base and $40M+ deal pipeline

Problem

Homeowners can only access their home equity by going deeper into debt

Almost 18M Americans are 'equity-rich', owning 50% or more equity in their home. Many Americans have the majority of their wealth trapped in their home equity. Currently, the only way to access home equity is to sell the home or take out another loan and go deeper into debt.

Problem 1: Homeowners can only access their home equity by taking on more debt.

Problem 2: Investors currently do not have a way to invest in this untapped, multi-trillion dollar asset class.

Homeowners
want a debt-free way to access the equity locked up in their home
Investors
want exposure to US residential real estate without the cost and involvement of being a landlord
Liquidity
Investors want tradable real estate investments and access to secondary markets

Solution

Access debt-free cash from home equity. Make home equity liquid and tradable

QuantmRE is the platform that links homeowners and investors, providing homeowners with access to debt-free financing, and investors with access to investments in prime residential real estate.

We originate Home Equity Agreements – a financial tool that enables homeowners to get a cash lump sum from their home equity with **no monthly payments, no interest, and no added debt**. The homeowner has up to thirty years to sell their home or refinance the agreement.

What is a Home Equity Agreement?

A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash today. A Home Equity Agreement is not a tenancy in common, not a mortgage, not a line of credit, and not a reverse mortgage. The homeowner can receive a cash lump sum of up to $500,000 with no interest and no added debt. There are no monthly payments, ever.

The Agreement can be settled by selling the home, or by refinancing or renewing the Agreement (all of which may be as long as 30 years in the future).

Homeowners who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement.

QuantmRE makes it easy for a homeowner to find out how much home equity they could access by entering their address on our online calculator:


QuantmRE
I own a Home
I want to Invest
Sign In
Let's get started!
What is your name?
Matthew
Sullivan



The **investor** in the Home Equity Agreement ('HEA') receives the equivalent of a preferred equity position in a residential owner-occupied (or non owner-occupied) home, secured by a lien on title – an efficient and scalable way to gain exposure to potential equity appreciation in residential real estate without the cost and management of ownership. The structure of an HEA provides magnified returns with downside protection, and the investment is not directly correlated to stocks, bonds, or REITS.

—

Leveraging the **Algorand** blockchain protocol, we are developing a **blockchain-based secondary trading platform and marketplace** to enable **investors** to buy and sell fractionalized Home Equity Agreements.

Product

A platform to make home equity accessible, investible, and tradable

In order to create liquidity and tradability for Home Equity Agreements, QuantmRE is developing a secondary trading platform and marketplace.

This platform utilizes the Algorand blockchain - a blockchain with faster processing speeds and lower gas fees than traditional blockchains like Ethereum.

QuantmRE is a unique marketplace

Powered by Blockchain technologies, QuantmRE enables investors to buy and sell fractionalized interests in Home Equity Agreements - **the smarter way to invest in US residential real estate.**



The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Each Home Equity Agreement can be tokenized and split into fractional units. These units can then be offered to investors, enabling them to buy, sell, and trade their own portfolio of investments in the equity in individual residential properties.

QuantmRE will issue each fractionalized Home Equity Agreement as an Algorand Standard Asset (ASA). The identity and ownership of each transaction is tracked and verifiable on the Algorand blockchain. With Algorand's simplified asset creation, instant financial exchange and immediate transaction finality, QuantmRE is leveraging technology at the forefront of open financial innovation.

We anticipate that the first fractionalized Home Equity Agreements will be offered on our platform during Q1 of 2022.

Invest in US residential real estate without the hassles of being a landlord

Our platform has been designed to onboard new investors, seamlessly check their identity and investor eligibility, and link their bank accounts and Algorand wallets to enable them to invest quickly and easily.

New investment opportunities will be listed in the marketplace, and can be viewed via a map, grid, or by using search tools. Investors will be able to choose which homes they wish to invest in, and how much they want to invest.




ASSET
2009 Village Dr, Beverly Hills, MI 48025, USA
PRICE PER SHARE
$100.00
AVAILABLE SHARES
998 Shares
COMING SOON
Action
BUY
Quantity
Calculate
1
PREVIEW ORDER
2,900

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

When the investment is completed, funds are automatically drawn from the investor's bank account and the tokens representing the investor's interest will be seamlessly transferred to their Algorand wallet.

The market value of each Home Equity Agreement will be recalculated every month using automated valuation models (AVMs). The investor's dashboard has been designed to display configurable reports showing the current value of each investment.

If they wish to sell some or all of their holdings, investors will be able to set their own price and offer their individual fractionalized HEAs to other potential buyers on the QuantmRE platform.

Peer to Peer transactions

The technology that we are architecting and building has been designed to enable homeowners to sell their home equity direct to the crowd, who can transact with them without the costs and hassle of intermediaries.

Our goal is to enable a wide range of investors to invest in the equity in residential homes, and to create a vibrant secondary market for fractionalized Home Equity Agreements.

Note: QuantmRE's proposed secondary market and trading platform will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Traction

$6M transactions completed, $40M customer pipeline

We are generating revenues today by originating Home Equity Agreements, utilizing our effective and scalable online and offline marketing strategy.



Since we started originating Home Equity Agreements in October 2019, we have completed over 40 transactions, enabling homeowners to access more than $6M of their trapped home equity.

We have generated over $100,000 in gross origination fees this year (as at November 2021) and we have over $40M of Home Equity Agreement applications in our customer pipeline.

We have also generated a significant amount of press interest with our ground-breaking approach to home finance:

Forbes	Investing.com	Securities.io
BGN	Blockchain Beach	Brave New Coin
Cheddar	Coinwire	The New Trust Economy
Cryptoconomy	Lending Times	Crowdfund Insider
The Tokenist	Yahoo! Finance	

Note: Gross origination fees is the total amount of origination fees paid by the homeowner when the Home Equity Agreement is completed. QuantmRE receives a 50% share of the gross origination fees for HEAs it originates that are completed with other HEA product companies. Revenue figures quoted in this section are unaudited.

Customers

Customers and case studies

Home Equity Agreements provide liquidity to homeowners who are 'house rich and cash poor' and align the interests of both the **homeowner** and the **investor**.

Our homeowner customers fall into three main categories:



Unable to qualify for a loan



Unwilling to take on more debt



Asset diversification, Entrepreneurs

There is significant demand for liquidity from equity-rich homeowners. For most U.S. homeowners, home equity is their largest asset, and for many the amount of home equity they have exceeds any investment or retirement savings.

Selling the home and moving, or taking on adding additional debt financing (such as a mortgage or a HELOC) is not always an available or desirable option for many homeowners.

Success Stories

 **T.G.**
San Carlos, CA

The QuantmRE product opened my eyes to a very unique financial solution which came at a perfect time for us. My wife wanted to retire, but cash flow was a big issue. We are asset rich, but cash flow would be an issue for the next 10-15 years to retirement. The equity share provided us the cash to allow my wife to retire and help raise our child, and also provide extra cash for us to invest to provide needed cash flow to bridge us to retirement. Coming from an investment professional, there is no other product on the market that would provide this benefit, interest free, in our situation; if you are in need of cash flow and have equity tied up in your home, this is the best way to go.

 **Russ M**
Orange County, CA

We received almost $100,000.00 of tax free money with no monthly payments and a thirty year agreement. My wife came across this opportunity and brought it to my attention. We decided right then to put our home equity to use with no downside. No payments. No taxes. So we investigated. Sure enough, it was real. QuantmRE was the partner that helped us achieve this wonderful capital infusion in a very quick and tidy manner. Put your equity to work for you now. We did. Having an extra $100,000 gets a lot of projects finished. No matter what they are.

Business model

Multiple revenue streams, highly scalable product

We generate **origination fees** based on the amount of cash a homeowner accesses when they complete a Home Equity Agreement.

We also receive additional fees for Agreements that we originate directly.



Origination Fees
A percentage of the capital that is released to the Homeowner. Front-end and back-end fees are also charged to the capital source that purchases the HEA from QuantmRE



Platform Membership Fees
Annual membership fees providing access to investment, trading, data analytics, portfolio modelling, building and reporting



Trading Platform Fees
Technology and platform fees generated from listing, buying and selling fractionalized interests in Home Equity Agreements

Revenues from the secondary trading platform and marketplace

QuantmRE's proposed secondary trading platform and marketplace has been designed to generate revenues from the following potential activities:

- Annual membership fees
- Technology fees to buy, sell, and trade units in fractionalized Home Equity Agreements
- Portfolio modeling
- Real-time real estate transaction data

Note: QuantmRE's proposed secondary market and trading platform will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Market

Tapping into a rapidly growing $23T market

Almost 18M homeowners in the US are 'equity rich'—meaning that they have 50% or more of equity trapped in their home. Total home equity hit a record $23T in the US in 2020.


Percent Equity Rich (LTV Below 50)
6.1%
79.1%
Equity Rich(LTV 50 or lower)
149
2,000
4,000
6,000
8,000
10,000
11,074
ATTOM DATA SOLUTIONS
© 2021 Mapbox © OpenStreetMap

Leveraging direct-to-consumer marketing and existing channel partnerships, we plan to achieve $50M in Home Equity Agreement originations during 2022.


17.8M Homes in US are Equity Rich TAM
5.98M Homes in California are Equity Rich SAM
Target 300,000 Homes in California SOM

For **investors**, our blockchain-based secondary trading platform and marketplace is designed to enable investors to buy and sell personalized portfolios of this multi-trillion dollar, previously untapped asset class.

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.


Awareness
Consideration
Conversion
Customer
Champion

Our social media advertising strategy provides an efficient, scalable method of new customer acquisition.


SEE NO DEBT
HEAR NO DEBT
SPEAK NO DEBT
Is your home equity a frozen asset?
GET LIQUID
Access the equity in your home with no additional debt.
DRAB FAB
Take the fear out of tapping your home equity.
Access the equity in your home with no additional debt.
QuantmRE
GET EQUITY FREEDOM
Release your home equity
Release the cash trapped in your home equity.
House rich, cash poor?
Get cash now with a Home Equity Agreement.
Release your home equity
No monthly payments, ever.

Part of the proceeds from this Offering will be used to increase our digital marketing ad spend, which we anticipate will drive significantly more customer traffic.

Competition

Our offering is unique and our team is seasoned and experienced

Our team is comprised of pioneers in the shared equity space. We are actively originating Home Equity Agreements (HEAs), and have already enabled homeowners to access millions of dollars of their home equity.

Home Equity Agreement Company	Investors	Available to retail Investors	Secondary Marketplace (proposed)	Leverages Blockchain Technologies	Capital Invested (estimated)	Capital Commitments (estimated)
QuantmRE	XSQUARED VENTURES / Algorand	✓	✓	✓	$2.2M	TBC
unison	citi VENTURES / RBC / F-PRIME / Fidelity	✗	✗	✗	$40M Series B	$1.2 Billion (estimated)
POINT	ANDREESSEN HOROWITZ / Bloomberg / Prudential	✗	✗	✗	$37M	$1B+ (estimated)
hometap	AMERICAN FAMILY VENTURES / GENERAL CATALYST / G20	✗	✗	✗	$32M	$100 Million (estimated)
Noah	USV / techstars	✗	✗	✗	$6M	$150+ Million (estimated)
unlock	SALUDA GRADE	✗	✗	✗	VC Funding TBC	TBC

At the moment, there are a limited number of companies competing in the HEA market, including Unison, Point, HomeTap, Noah and Unlock. **None of these companies allow retail investors to invest and trade in HEAs.**

We also compete with companies like Lofty.ai, Fundrise, RealtyMogul and other online platforms that offer real estate investments.

We are different to all of the other Home Equity Agreement companies for the following reasons:

- QuantmRE's marketplace is **designed to provide retail investors with the ability to invest in fractionalized Home Equity Agreements.**
- Leveraging the Algorand protocol, QuantmRE's proposed trading platform will provide **secondary market trading for fractionalized Home Equity Agreements.**
- QuantmRE is **not tied to specific capital sources**—this means we have more flexibility when underwriting Home Equity Agreements.

Note: QuantmRE's proposed secondary trading platform and marketplace will require approval from federal and state regulators which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited.

Vision

Our vision is to become the largest blockchain-based platform to trade home equity

Our goal is to enable the equity in residential homes to become liquid and tradable.

We intend to open our secondary trading platform and marketplace to all of the companies that operate in the Home Equity Agreement space.

We plan to expand the number of states where we offer Home Equity Agreements, to deliver an increasingly diverse range of investment opportunities, and to enable homeowners to access capital directly from investors without the need for intermediaries.

Our vision is to deliver the platform that makes home equity accessible, investible and tradable on a global scale.



SEE
NO DEBT

HEAR
NO DEBT

SPEAK
NO DEBT

QuantmRE
GET EQUITY
FREEDOM

Investors

Backed by Algorand, angel investors, venture fund, and the crowd

QuantmRE has raised almost $2.2M in capital to date from a range of investors.





In March 2021, Algorand invested in QuantmRE.



QuantmRE Leverages Algorand's
Decentralized Platform to Launch Tokenized
Home Equity Real Estate Marketplace



"We are excited to see Algorand's global decentralized platform being leveraged by innovative thinkers like QuantmRE," said W. Sean Ford, COO of Algorand. "In pursuing their vision of the world's largest blockchain-based capital markets system for tokenizing and trading residential home equity on our protocol, they join a rapidly growing ecosystem of companies that are reshaping and expanding access to previously illiquid and closed-off markets."

In October 2020, QuantmRE closed its first successful round on Republic, welcoming 633 new investors.

Founders



You can bet on our team to innovate, execute and scale QuantmRE. Our team is comprised of pioneers in the shared equity space who have helped homeowners access millions of dollars of equity in their homes, giving them the freedom to turn their equity into cash and take back control of their finances.



Matthew Sullivan

Founder and CEO

Matthew is the founder and full-time chief executive officer of

QuantmRE. A serial entrepreneur, he is the founder of Crowdventure.com and co-founder of two real estate funds. He spent a number of years working alongside Richard Branson and the Virgin corporate finance team in London, UK, where he was appointed a director and Trustee of Virgin's London Air Ambulance.

Matthew went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then he has founded and led companies in the United Kingdom, Australia and the United States in the finance, telecommunications, technology and real estate sectors.

Matthew is the author of 'Head First—A Roadmap for Entrepreneurs', host of the 'Hooked on Startups' podcast, and holds a private helicopter pilot's license.

About QuantmRE

Legal Name
Quantm.One, Inc

Employees
2

Founded
Dec 2017

Website
quantmre.com

Form
Delaware Corporation

Headquarters
5 Upper Newport Plaza, Newport Beach, CA, United States

QuantmRE Team

Everyone helping build QuantmRE, not limited to employees

Matthew Sullivan
Founder

Robert Barr
Chief Finance Officer

Mark Rogers
Sales - Originations

Steve Hotovec
Sales - Originations

Dave Sterlitz
Advisor

Jeremiah Jacquet
Software Engineer

Bojan Mise
Software Engineer

Sheila Burns
Social Media

Heath Jackson Thomas
Creative Director

David Moss
Advisor - Blockchain

Tim Sanders
Advisor

Marty Tate
Securities Counsel

FAQ

How do I earn a return? >



What will the funds be used for?

What is the Company's exit strategy?

Why would a homeowner agree to a Home Equity Agreement?

What happens if the homeowner does not exit the contract at the end of the term?

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